4-

04035034

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Interpump Group

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4571 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/29/04

2003

Results



INTERPUMP GROUP

2003

Results

INTERPUMP GROUP

Index

Board of Directors

Chairman	Sergio Erede
Deputy Chairman and Chief Executive Officer	Giovanni Cavallini
Executive Officer	Fulvio Montipò
Non-executive Director	Giancarlo De Martis
Non-executive Director	Giuseppe Ferrero
Independent Director	Marco Reboa
Independent Director	Roberto Tunioli

Board of Statutory Auditors

Chairman	Enrico Cervellera
Statutory Auditor	Maurizio Salom
Statutory Auditor	Antonio Zini

Independent Auditors

KPMG S.p.A

2003 Results

Shareholders' Meeting is valued at 0.12 euro per share, which is 9% higher than the ordinary dividend distributed in 2002. If approved, the dividend will be distributed as from 13 May with coupon clipping date of 10 May. This dividend is equivalent to 3.4% of the average value of the share during the first two months of 2004.

Results for the 2003 financial statements provide further confirmation of the dynamic nature and soundness of the Interpump Group, which, apart from achieving excellent profits in the most difficult year for the world economy for a decade, has also consolidated its standing as an industrial organization with an elevated capacity to generate cash flow. Since the time of stock market listing in 1996, Interpump Group has generated cumulative operating cash flow of 298.2 million euro, of which 46%, or 137.3 million euro, has been returned to Shareholders in the form of dividends and treasury stock purchases. The Group's significant level of profitability and capacity to generate cash flow, together with the ability to create value through the acquisition and integration of companies, form the basis for historical development and for the strategy of future growth.

RESEARCH AND DEVELOPMENT

The Interpump Groups invests constantly in research and development of new products and innovative technical solutions in order to maintain and strengthen its presence in all of its business sectors.

During 2003 the Group's R&D Centre Interpump Engineering finalised projects relative to new lines of high-pressure pumps and professional cleaning equipment.

Group strategy over coming years will focus on continuing with significant levels of capital expenditure in research and development in order to provide further impetus to internal growth.

CORPORATE GOVERNANCE

Interpump Group has been listed under the STAR segment of the Italian Stock Exchange since the high standard mid-capital index was launched in April 2001. The Group Internet website at provides access to the report on Corporate Governance, together with the most recent annual financial statements approved by the Shareholders' Meeting, the quarterly statements, and the latest press releases.

On 23 July 2003 Destriz Gestao y Servicos, Sociedade Unipessoal Ltda departed from the group of shareholders, transferring its shares to B-Group S.p.A., Rover International, Finross, Tamburi Investment Partners S.p.A., Sergio Erede and Laura and Leila Montipò. These shareholders, together with managing directors Giovanni Cavallini and Fulvio Montipò, set up a syndicate agreement that represents approximately 15% of the company's capital stock. The agreement, which aims at ensuring the continuity of business operations of the Group with special regard to the strategy of internal and external growth, the creation of value for all shareholders and the dividends policy, entails a blocking syndicate, a voting syndicate for the appointment of directors, and a consultation pact, and will proceed until the time of approval of the financial statements as at 31 December 2004. The text of the syndicate agreement can be consulted on the Group's website. In addition, activities have now been brought to a close for the construction of the organisational model promoted by Italian legislative decree Dlgs. 231/2001 concerning the responsibility of legal persons for several types of offences, namely offences against the Public Administration. On 12 November 2003 the Board of Directors approved the model constituted by the procedures aimed at preventing such offence, by the Regulatory Body, by the penalty system and by the Code of Conduct, which is published on the Group's website.

PLANS FOR STOCK OPTIONS AND PURCHASE OF TREASURY STOCK

The stock option plans, aimed at aligning the interests of management and Shareholders, are an additional component in the strategy to create value. Following the closure of the second stock option plan in February of 2004 the company currently has a third stock option plan in existence, linked to the achievement of specific share market price targets and/or operational goals. The company has also virtually completed a plan for the purchase of treasury shares up to a total of 10% of issued shares.

STRATEGY FOR FUTURE YEARS

Since the year or its stock market listing, Interpump Group has managed to increase turnover by two and a half times, a process that has been accompanied by a parallel significant increase in economic results. Interpump Group is embarking on a renewed phase of expansion for the coming years, continuing to pursue the goals of management efficiency and selectivity in the choice of acquisitions, which are the foundation of the strategy for growth and value-creation for Shareholder. Particular attention will be devoted to the generation of cash flow, which constitutes the basic premise, as in the past, for continuing growth of the Group.

Milan, 18 March 2004

Sergio Erede
The Chairman of Interpump Group S.p.A.

INTERPUMP GROUP S.p.A.


INTERPUMP ENGINEERING 100 %
GENERAL PUMP 100%
UNIELECTRIC 70%
S.I.T. 60%
TEKNOVA 100%
INTERPUMP CLEANING 100%
IP GANSOW 100%
SOTECO 100%
INTERCLEAN ASSISTANCE 80%
GENERAL TECHNOLOGY 92,5%
PULEX 72%
EUROMOP 51%
READY SYSTEM 51%
INTERPUMP HYDRAULICS 100%
P.Z.B. Group 100%
MUNCIE POWER PRODUCTS 84,87%
HYDROCAR Group 100%
INDUSTRIAL SECTOR
CLEANING SECTOR
HYDRAULIC SECTOR

Financial Highlights of Interpump Group

	31/12/2003 euro/000	31/12/2002 euro/000	31/12/2001 euro/000	31/12/2000 euro/000	31/12/1999 euro/000	31/12/1998 euro/000	31/12/1997 euro/000	31/12/1996 euro/000
Net consolidated revenues	501,721	492,939	426,075	411,673	319,256	283,430	221,320	199,578
Foreign sales	79%	76%	72%	72%	69%	68%	66%	68%
EBITDA (Earnings before interest, taxes, depreciation and amortisation)	75,267	84,524	81,314	79,811	64,878	61,119	46,834	40,732
EBITDA%	15.0%	17.1%	19.1%	19.4%	20.3%	21.6%	21.2%	20.4%
Consolidated operating profit	59,181	69,208	67,552	67,156	55,062	52,358	40,483	35,544
Operating profit %	11.8%	14.0%	15.9%	16.3%	17.2%	18.5%	18.3%	17.8%
Consolidated net profit	14,253	21,085	21,433	19,016	22,152	16,581	13,827	7,623
Cash flow from operations	42,612	55,912	47,322	47,876	44,936	38,438	31,213	22,538
Net financial indebtedness	205,616	175,408	176,429	177,087	160,171	83,889	38,824	43,023
Consolidated shareholders' equity	173,797	193,362	182,782	162,007	177,105	157,135	143,739	133,123
Debt/Equity ratio	1.18	0.91	0.97	1.09	0.90	0.53	0.27	0.32
Financial indebtedness adjusted by treasury stock	172,363	145,441	150,703	153,221	139,292	67,871	38,824	43,023
Adjusted indebtedness/consolidated shareholders' equity	0.99	0.75	0.82	0.95	0.79	0.43	0.27	0.32
Net investments in intangible and tangible fixed assets in the year	19,527	34,359	24,280	18,714	11,371	9,894	10,471	19,365
Average number of employees	2,298	2,468	2,213	2,198	2,105	1,604	1,286	1,089
ROE: (Net profit + amortisation of goodwill + Minority interests)/ Consolidated shareholder's equity	15.7%	18.4%	20.0%	20.4%	18.4%	17.9%	16.8%	11.4%
ROCE: Operating profit/(Consolidated shareholder's equity +Financial indebtedness – Treasury stock)	17.1%	20.4%	20.3%	21.3%	17.4%	23.3%	22.2%	20.2%
Average number of outstanding shares	76,714,141	76,949,992	76,712,704	76,711,053	77,060,933	78,817,107	81,400,000	81,400,000
EPS: (Earnings per share adjusted for goodwill amortisation) - euro	0.315	0.398	0.401	0.366	0.389	0.293	0.234	0.152
Dividend per share - euro	*** 0.120	** 0.310	0.100	0.087	* 0.516	0.070	0.057	0.031

* 0.439 of which extraordinary
** 0.200 of which extraordinary
*** Proposal of the Board to be approved by the Shareholders' Meeting
The dividends refer to the year when the distributed profits were formed.

The year 2003 featured the following elements

2003 was characterised by a difficult macroeconomic scenario, particularly for the markets of the main Western economies on which Interpump Group is traditionally active. The first half was accompanied by indications of a slowdown in the US and also in Europe. The second half of the year saw a recovery on the US economic scenario that led to a significant increase in dollar on dollar sales for the Hydraulic Sector (with gains of around 10% in the second half) and a return to growth in the sale of high pressure pumps in the fourth quarter (+1.7%) against a 6.2% decrease recorded in the first nine months of the year. The Cleaning Sector grew by 12.1% thanks to sales in the consumer segment (+32.1%). Electric motors and the European Hydraulic Sector show a decrease in turnover mainly due to market dynamics; given this analysis we do not consider that your company has relinquished any portion of its market share in these sectors. Turnover in the Professional Cleaning Sector was substantially stable.
In this hostile environment the Group managed to achieve the following results:

- net income rose by 1.8% up to 501.7 million euro;
- EBITDA was 15% of turnover (75.3 million euro, -11%);
- operating profit was 11.8% of turnover (59.2 million euro, -14.5%);
- net profit for the year totalled 14.3 million euro (21.1 million euro in 2002);
- operating cash flow amounted to 42.6 million euro (55.9 million euro in 2002).

The primary negative factor affecting the results in 2003 was the weakening of the US dollar against the euro.
The effect of this situation was twofold: in the first place a weak dollar penalised transactions from Europe to the US in the amount of more than 6 million euro in terms of EBITDA; in the second case the simple conversion of the financial statements of the two US subsidiaries at the 2003 exchange rates has a negative impact on net sales in the amount of more than 16.6 million euro and 1.4 million euro on EBITDA: in this context, is should be noted that the average exchange rate in 2003 was 19.6% higher than the average rate in 2002.

Therefore, assuming that dollar/euro exchange rates had remained unchanged, turnover would have risen by 5.8%, while the reduction of EBITDA would have been restricted to 2% rather than the 11% recorded at current exchange rates, and the fall in EBIT would have been just 4.2% instead of the actual figure of 14.5% at current rates.
Financial indebtedness reached 205.6 million euro due to the acquisition of minority shares in subsidiaries in the amount of 20.7 million euro, the distribution of dividends for 24.9 million euro (of which 15.1 million euro of a non-recurring nature), and the acquisition of treasury stock for 3.3 million euro. The ratio of coverage of EBITDA/net financial expenses net of the exchange rate difference and cash discounts granted to customers is approximately 9 times a ratio that makes it possible to look to the future with confidence in consideration of the profitability results achieved and, above all, the cash flow from operations.


Net Revenues (Euro/millions)
'96 199,6
'97 221,3
'98 283,4
'99 319,3
'00 411,7
'01 426,1
'02 492,9
'03 501,7
CAGR + 14,1 %


EBITDA (Euro/millions)
'96 40,7
'97 46,8
'98 61,1
'99 64,9
'00 79,8
'01 81,3
'02 84,5
'03 75,3
CAGR + 9,2 %


Cash Flow from operations (Euro/millions)
'96 22,5
'97 31,2
'98 38,4
'99 44,9
'00 47,9
'01 47,3
'02 55,9
'03 42,6
CAGR + 9,5 %


Dividends (Euro)
'96 0,031
'97 0,057
'98 0,070
'99 0,077*
'00 0,087
'01 0,100
'02 0,110**
'03 0,120
CAGR + 21,3 %
* Net of the special dividend for euro 0,439
** Net of the special dividend for euro 0,200

Reclassified Consolidated Financial Statements

Reclassified Consolidated Income Statements

	31/12/2003 euro/000		31/12/2002 euro/000	
Net consolidated revenues	501,721	100.0%	492,939	100.0%
Purchases, net of change in inventories	(228,118)		(219,165)	
Gross industrial margin	*273,603*	*54.5%*	*273,774*	*55.5%*
Personnel expenses	(85,394)		(88,262)	
Other operating costs	(112,942)		(100,988)	
Gross operating profit	*75,267*	*15.0%*	*84,524*	*17.1%*
Operating depreciation and amortisation	(16,086)		(15,316)	
Operating profit	*59,181*	*11.8%*	*69,208*	*14.0%*
Amortisation of goodwill	(9,896)		(9,524)	
Amortisation of the difference in consolidation allocated to buildings	(208)		(208)	
Financial income (charges), net	(8,422)		(8,448)	
Exchange differences	(2,719)		862	
Financial discounts granted to clients	(2,620)		(1,623)	
Adjustment of value of equity investments according to the equity method	(202)		211	
Extraordinary income (charges), net	(182)		(1,160)	
Profit before taxes and minority interests	*34,932*	*7.0%*	*49,318*	*10.0%*
Income taxes	(17,461)		(23,276)	
Net profit before minority interests	*17,471*	*3.5%*	*26,042*	*5.3%*
Minority interests	(3,218)		(4,957)	
Net profit for the period	***14,253***	*2.8%*	***21,085***	*4.3%*

Reclassified Consolidated Balance Sheets
(continued)

	31/12/2003 euro/000		31/12/2002 euro/000	
Financed by:				
Share Capital	43,447		43,078	
Retained earnings	99,863		106,563	
Profit for the period	14,253		21,085	
Total shareholders' equity for the Group	157,563		170,726	
Minority interests	16,234		22,636	
Total consolidated shareholders' equity	*173,797*	*45.8%*	*193,362*	*52.4%*
Cash on hand	(42,634)		(42,958)	
Payables to banks within one year	30,915		22,464	
Current portion of medium/long term financing	57,424		81,820	
Accrued interest	1,424		893	
Total short-term financial indebtedness	47,129		62,219	
Medium/long-term financing	158,487		113,189	
Total net indebtedness	*205,616*	*54.2%*	*175,408*	*47.6%*
Total sources of financing	***379,413***	*100.0%*	***368,770***	*100.0%*

Consolidated Cash Flow Statements

	31/12/2003 euro/000	31/12/2002 euro/000
Net profit for the period	14,253	21,085
Minority interests	3,218	4,957
Non cash items:		
Amortisation and depreciation of intangible and tangible fixed assets	26,118	25,192
Changes in staff severance indemnities	822	1,539
Changes in provision for deferred taxation and deferred tax assets	(929)	1,814
Losses (profits) of non-consolidated equity investments	202	(219)
Losses (gains) from sales of fixed assets	(330)	(138)
Exchange rate (profit) loss on intra-group financing and receivables	204	496
Dividends received	(9)	-
Write-down of investments	257	-
Change in other provisions	(1,194)	1,186
Cash flow from operations	*42,612*	*55,912*
Cash flow obtained (used) through (in) net operating working capital	(7,138)	(4,349)
Operating cash flow	*35,474*	*51,563*
Investing activities		
Increase in tangible fixed assets	(17,392)	(30,237)
Increase in intangible fixed assets	(3,845)	(4,323)
Net acquisitions of equity investments and lines of business	(20,168)	(7,707)
Change in payables related to the acquisition of equity investments	-	(258)
Acquisition of treasury stock	(3,286)	(4,241)
Proceeds from sales of fixed assets	1,710	201
Other changes	155	1,323
Total cash flow used for investing activities	*(42,826)*	*(45,242)*

Consolidated Cash Flow Statements
(continued)

	31/12/2003 euro/000	31/12/2002 euro/000
Financing activities		
Increase in (repayment of) long term borrowings	23,284	31,243
Increase in (repayment of) shareholder loans	(209)	50
Collection (increase) of (in) medium/long term financial receivables	(1,329)	181
Increase in share capital	369	718
Dividends collected from companies not wholly consolidated	327	436
Dividends paid	(24,914)	(9,501)
Total cash flow obtained through (used in) financing activities	*(2,472)*	*23,127*
Total cash flow generated (used)	(9,824)	29,448
Net cash and cash equivalents at the beginning of the period	19,601	(10,909)
Adjustment:		
Opening net cash and cash equivalents (debt) of companies not consolidated in prior period	(145)	25
Net cash and cash equivalents at the beginning of the year	19,456	(10,884)
Cash flow generated (used)	(9,824)	29,448
Exchange differences	663	1,037
Net cash and cash equivalents at the end of the period	*10,295*	*19,601*
Net cash and cash equivalents can be broken down as follows:		
Cash on hand and securities	42,634	42,958
Payables to banks due within one year	(85,560)	(101,433)
Adjustments: current portion of long term borrowings	54,645	78,969
Accrued interests	(1,424)	(893)
Net cash and cash equivalents	*10,295*	*19,601*

Comments on the Group's activity as at December 31, 2003

Business of Interpump Group

The Interpump Group is the biggest manufacturer of professional, high-pressure plunger pumps and power take-offs worldwide and one of the world's leading groups in professional cleaning machines and household high-pressure washers.
The overall share of export sales of the Interpump Group in 2003 was approximately 79%. The most important export markets for the Group are the United States, Germany and France.

Business sectors

The main areas of the Interpump Group's activities can be identified – according to the final destination of products – as follows:

"Cleaning Sector",
covering cold and hot water high-pressure washers, wet/dry vacuum cleaners, floor sweepers, floor scrubbers, steam cleaning appliances, professional cleaning service trolleys and window cleaning equipment.
High-pressure washers are appliances powered by an electric motor or combustion engine which, through the application of a plunger pump, deliver a jet of water at very high-pressure. These machines are suitable for cleaning industrial equipment, farm implements, vehicles, boats, animal stalls and any other washable surface, and for home or hobby use.
The vacuum cleaners / vacuum cleaners for liquids, the floor sweepers and the floor scrubbers are machines also used for industrial and professional cleaning.

"Hydraulic Sector"
covering oil pressure power take-offs and hydraulic pumps.
Hydraulic pumps and power take-offs are mostly used to equip industrial vehicles.

"Industrial Sector",
including high and very high-pressure plunger pumps and other components including electric motors and windings.
High-pressure plunger pumps are the main component of high-pressure washers.
These pumps are also utilised for a broad range of industrial applications including car wash installations, forced lubrication systems for machine tools, inverse osmosis systems for water desalination plants, and equipment for cutting solid materials.

The following section contains an overview of data relative to the Group's external revenues, broken down by sector:

	31/12/2003 euro/000	31/12/2002 euro/000	Increase Decrease	31/12/2003 (on a equal consolidation basis as at 31/12/2002) euro/000	Increase Decrease
Cleaning sector	290,156	258,946	+12.1%	287,381	+11.0%
Hydraulic sector	116,853	128,098	- 8.8%	116,853	-8.8%
Industrial sector	92,227	103,445	-10.8%	92,227	-10.8%
Other revenues	2,485	2,450	n.s.	2,484	n.s.
Total	*501,721*	*492,939*	*+1.8%*	*498,946*	*+1.2%*

On the basis of this table the following comments can be made regarding the trend seen in each sector of activity.

2003 Results

North America recorded a 17.8% increase, despite the euro's gains against the dollar. This result was basically caused by the increase in the Cleaning Sector, primarily in the consumer segment. It is also interesting to consider the gains made in emerging countries, which offer major potential for growth in the mid term. In Europe (including Italy) sales fell by 9.4% as a consequence of the generally recessive economic situation.

The breakdown of sales by business sector and geographical area is as follows:

2003

	Italy	Rest of Europe	North America	Pacific Area	Rest of the world	Total
Cleaning Sector	35,932	102,242	118,239	13,675	20,068	290,156
Hydraulic sector	34,094	27,174	42,955	3,436	9,194	116,853
Industrial sector	34,495	18,898	31,170	6,439	1,225	92,227
Other revenues	2,183	192	110	-	-	2,485
Total	*106,704*	*148,506*	*192.474*	*23,550*	*30,487*	*501,721*

2002

	Italy	Rest of Europe	North America	Pacific Area	Rest of the world	Total
Cleaning Sector	38,753	116,355	77,615	15,124	11,099	258,946
Hydraulic sector	37,627	26,461	48,652	3,886	11,472	128,098
Industrial sector	39,801	20,401	37,055	4,007	2,111	103,445
Other revenues	2,014	299	137	-	-	2,450
Total	*118,195*	*163,516*	*163,459*	*23,087*	*24,682*	*492,939*

2003/2002 percentage change

	Italy	Rest of Europe	North America	Pacific Area	Rest of the world	Total
Cleaning Sector	- 7.3%	- 12.1%	+ 52.3%	- 9.6%	+ 80.8%	+ 12.1%
Hydraulic sector	- 9.4%	+ 2.7%	- 11.7%	- 11.6%	- 19.9%	- 8.8%
Industrial sector	- 13.3%	- 7.4%	-15.9%	+ 58.0%	- 42.0%	- 10.8%
Other revenues	n.s	n.s	n.s	n.s	n.s	n.s
Total	*- 9.7%*	*- 9.2%*	*+ 17.8%*	*+ 2.0%*	*+ 23.5%*	*+ 1.8%*

The table points to a sustained increase in the Cleaning Sector in North America, where however the Hydraulic Sector was down entirely due to the effect of the euro-dollar exchange rate, and in sales of high-pressure pumps (Industrial Sector) due both to the value of the dollar and also a reduction in overall sales volumes.

2003 Results

To assist understanding of economic performance during the year we have provided an income statement broken down by destination.

	31/12/2003 euro/000	%	31/12/2002 euro/000	%
Net revenues	501,721	100.0	492,939	100.0
Cost of products sold	(337,537)		(324,453)	
Gross industrial margin	164,184	32.7	168,486	34.2
Commercial expenses	(49,987)		(44,276)	
General and administrative expenses	(55,017)		(55,002)	
Operating profit	***59,181***	11.8	***69,208***	14.0

The table below provides an overview of income broken down by sector:

	Cleaning sector		Hydraulic sector		Industrial sector	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**
Net revenues outside the Group	290,156	258,946	116,853	128,098	92,227	103,445
Sales between sectors	858	306	6	-	23,873	20,920
Total net revenues	291,014	259,252	116,859	128,098	116,100	124,365
Purchases, net of changes in inventories	(132,452)	(113,825)	(53,650)	(59,474)	(53,247)	(53,960)
Gross industrial margin	158,562	145,427	63,209	68,624	62,853	70,405
% on net revenues	*54.5%*	*56.1%*	*54.1%*	*53.6%*	*54.1%*	*56.6%*
Personnel expenses	(38,951)	(40,558)	(23,922)	(25,047)	(22,521)	(22,657)
Other operating costs	(88,872)	(71,824)	(16,978)	(18,495)	(20,598)	(23,348)
Gross operating profit	30,739	33,045	22,309	25,082	19,734	24,400
% on net revenues	*10.6%*	*12.7%*	*19.1%*	*19.6%*	*17.0%*	*19.6%*
Operating depreciation and amortisation	(8,333)	(7,051)	(3,391)	(3,925)	(4,362)	(4,340)
Sector operating profit	***22,406***	***25,994***	***18,918***	***21,157***	***15,372***	***20,060***
% on net revenues	*7.7%*	*10.0%*	*16.2%*	*16.5%*	*13.2%*	*16.1%*
% sector ROCE	*12.7%*	*15.2%*	*21.9%*	*25.5%*	*18.5%*	*23.7%*

We invite you to refer to Annex A for more comprehensive information concerning Sector data.

Research and development

The Interpump Group invests constantly in research and development of new products and innovative technical solutions in order to maintain and strengthen its presence in all of its business sectors. The Group has research and development structures capable of offering its customers an effective service also aimed at the design and production of customised products and the specific applications requested.
Together with its commitment to developing and supplementing the existing product range, the Group's research capabilities have helped create new synergic activities or other activities for which the Group is able to exploit its industrial skills and its commercial potential.
The Research Centre (Interpump Engineering S.r.l.) was set up to centralise design and development of new products in the pumps division and in several segments of the Cleaning sector. In 2003 the Centre delivered a new line of pumps, extended an existing line of pumps, developed several personalisations for pressure washers and two new floor scrubber versions. There are also a further 38 projects in progress concerning pumps and cleaning equipment.
Group strategy over the next few years will be focused on continuing with significant levels of investment in research and development in order to assure renewed impetus to properly structured growth. Product research costs sustained through Interpump Engineering were capitalised in accordance with their multi-annual usefulness.

Capital expenditure

The production activities of the Interpump Group are structured with the aim of optimising the quality of the products, production cost competitiveness, production flexibility and efficiency, concentrating within the Group all production phases with the greatest added value and the most critical phases in relation to quality aspects.

Gross capital expenditure in intangible fixed assets totalled 17.4 million euro and is referred, in the amount of 3.9 million euro, to the extension of an industrial building and renovation currently underway of a second building relative to the cleaning sector, which was purchased the previous year. The remaining amounts concern the normal renewal and modernisation of plant and equipment.
The amount collected due to the disposal of investments (item given in the financial cash flow statement) includes the 1.3 million euro sale of a building in the hydraulic sector to a minority shareholder whose business is conducted in the building. The transaction was conducted at market value, generating a modest level of capital gain since the building had been purchased in 2002.
Capital expenditure in intangible fixed assets totalled 3.8 million euro and refers in the amount of 2.3 million euro to capitalisation of development costs of new products by Interpump Engineering as discussed above. This amount was unchanged when compared to 2002.
In addition, minority shares were acquired in the subsidiary companies Interpump Hydraulics S.p.A., Pulex S.r.l., General Technology S.r.l. and Muncie Power Products Inc. on the basis of prior contractual agreements, leading to a financial outlay of 20.3 million euro net of the proceeds from the disposal of the investment in Interpump Hydraulics Asia Pte Ltd.
Moreover, during the course of 2003 the acquisition of treasury stock proceeded for an outlay of 3.3 million euro, to be added to the 30.3 million euro already utilised for this purpose in previous years. At 31 December 2003 the portfolio comprised 8,106,240 shares of treasury stock equal to 9.70% of the capital.
The Group is managed in a uniform manner at world level and all of its production units are concentrated in Northern Italy except for the Muncie Power Products Inc. facility, which is in the US. The other foreign consolidated companies are formed by the following trade companies:

General Pump Companies Inc.	distributor of high-pressure pumps and cleaning machinery on the North American market
IP Gansow GmbH	distributor of floor scrubbers and floor sweepers on the German market
Interclean Assistance SA	distributor of cleaning machinery on the French market
P.Z.B. France S.a.r.l. and Hydrocar France S.a.r.l.	distributors of power take-offs and related products on the French market
Hydrocar Chile	distributor of power take-offs and related products on the Latin American market

Data by geographical sectors on the basis of the location of activities are as follows:

	Assets		Increases in the year of tangible and intangible fixed assets	
	31/12/2003 euro/000	31/12/2002 euro/000	2003 euro/000	2002 euro/000
Italy	472,178	462,751	19,056	30,957
Rest of Europe	20,035	23,514	225	845
North America	60,312	66,597	1,930	2,758
Pacific Asia	-	572	-	-
Rest of the World	1,219	-	26	-
Total	*553,744*	*553,434*	*21,237*	*34,560*

Financing

December 2003 saw the repayment of the final 34.4 million euro instalment of the original 103 million euro stand-by loan. As shown by the reclassified balance sheet, partial consolidation of debt was carried out during the year by trimming the short-term portion by approximately 15 million euro against a background of an increase in overall debt of approximately 30 million euro.

Net financial indebtedness as at 31 December 2003 totalled 205.6 million euro (175.4 million euro as at 31 December 2002). Changes during the year are shown in the following table:

	2003 euro/000	2002 euro/000
Opening indebtedness	(175,408)	(176,429)
Exchange rate differences on opening indebtedness	2,722	2,841
Cash flow from operations	42,612	55,912
(Increase) decrease in working capital	(7,138)	(4,349)
Investment in tangible fixed assets and suspended costs in intangible fixed assets	(21,237)	(34,560)
Proceeds from sales of fixed assets	1,710	201
Increase in capital for stock option	369	718
Loans granted to non-consolidated subsidiaries	(1,302)	-
Ordinary dividends paid out	(9,825)	(9,501)
Special dividend paid out	(15,089)	-
Dividends received	327	436
Outlays for investments in shareholdings including the net financial position of the companies acquired, net of income generated by disposals	(20,309)	(4,290)
Acquisition of the Gansow line of business	-	(3,650)
Acquisition of treasury stock	(3,286)	(4,241)
Other changes	238	1.504
Closing indebtedness	(205,616)	(175,408)

The exchange rate difference on the opening net cash position concerns the conversion of loans of US subsidiaries.

The Companies in the Group

At 31 December 2003 the Interpump Group is made up of a structure at the top of which is Interpump Group S.p.A., which has direct and indirect controlling stakes in the capital of 24 companies operating in the three sectors of business (Industrial, Cleaning and Hydraulic).

The Parent Company, based at Sant'Ilario d'Enza, manufactures high and very high-pressure plunger pumps for the Industrial Sector and high-pressure washers for the Cleaning Sector.

The principal data of consolidated subsidiaries are summarised in the following table, while data for the Parent company can be found in the enclosed financial statements.

Relations with non-consolidated subsidiaries and associates, and also relations with related parties, are conducted at normal market conditions.

The Companies in the Group

Company	Sales euro/million 2003	Sales euro/million 2002	Average number of employees 2003	Average number of employees 2002
Unielectric S.p.A.	44.3	50.3	192	203
Sit S.p.A.	3.9	4.2	23	23
General Pump Companies Inc.	37.8	42.9	108	109
Interpump Cleaning S.p.A.	184.6	143.6	360	398
IP Cleaning Holding S.r.l..	-	-	-	-
Soteco S.p.A.	37.4	36.4	284	293
Teknova S.r.l.	12.2**	15.0	75	89
General Technology S.r.l.	1.8	2.4	31	31
IP Floor S.p.A.	-***	12.3	-	59
IP Gansow GmbH	17.6	17.8*	113	137
Interclean Assistance S.A.	17.6	15.9	50	51
Euromop S.p.A.	15.1	14.6	74	78
Ready System S.r.l.	5.3	5.0	24	27
Pulex S.r.l.	7.1	6.7	31	32
Interpump Hydraulics S.p.A.	1.8	1.7	9	8
Oleodinamica Pederzani e Zini S.p.A.	22.9	23.5	140	141
P.Z.B. France S.a.r.l.	2.2	2.1	7	6
Hydrocar S.r.l.	29.3	31.4	98	100
Hydrometal S.r.l.	7.6	9.4	24	27
Hydroven S.r.l.	8.7	9.3	31	32
A.V.I. S.r.l.	5.4	4.7	11	9
Hydrocar France S.a.r.l.	3.5	3.6	12	12
Hydrocar Roma S.r.l.	1.9	2.0	2	2
Interpump Hydraulics Asia Pte Ltd	-	0.8	-	4
Hydrocar Chile S.A.	1.4	-	8	-
Muncie Power Products Inc.	46.8	55.0	232	233
Interpump Engineering S.r.l.	2.7	2.4	21	20

* = income statement consolidated for 10 months
** = sales relative to nine months – the company was transferred to Interpump Cleaning on 1/10/2003
*** = merged by incorporation in Interpump Cleaning

2003 Results

Events occurring since the close of the year and business outlook

Since the close of the year, the current business of the Group has continued with an increase in the volume of sales for these early months compared to the previous year.
The Board of Directors Meeting held last 22 January approved a rationalisation plan for the Cleaning Sector. The plan, which was launched in 2003 with the transfer of the Teknova line of business and the merger of IP Floor, as illustrated elsewhere in this report, involves a process of reorganisation and corporate simplification aimed at concentrating all the activities of the cleaning business. The process in question will be implemented by the sale or transfer of the 100% holding of Soteco to Interpump Cleaning, to be performed on the basis of the outcome of an independent valuation, and the transfer to Interpump Cleaning of the investments in Euromop, Pulex, Unielectric, SIT and Transferoil. These companies are all engaged in activities in the Cleaning Sector, or they are major suppliers of Group companies working in the Cleaning Sector. The transfer will be proposed to the Shareholders' Meeting of Interpump Cleaning, for an amount to be established on the basis of the evaluation made by an independent expert appointed by the court in accordance with the terms of article 2343 of the Italian Civil Code. In addition to simplifying the company structure of the Interpump Group, the process aims to increase the focus, in industrial terms, of the Cleaning Sector with respect to other areas of group business.

Further to the rationalisation, the pro-forma income statement of the Cleaning Sector would be as follows:

	2003 pro-forma with rationalisation of companies	2003 as in annex A
Net revenues outside the Group	322,464	290,156
Sales between sectors	1,218	858
Total net revenues	323,682	291,014
Purchases, net of changes in inventories	(159,894)	(132,452)
Gross industrial margin	163,788	158,562
% on net revenues	*50.6%*	*54.5%*
Personnel expenses	(45,497)	(38,951)
Other operating costs	(84,258)	(88,872)
Gross operating profit	34,033	30,739
% on net revenues	*10.5%*	*10.6%*
Operating depreciation and amortisation	(9,672)	(8,333)
Sector operating profit	**24,361**	**22,406**
% on net revenues	*7.5%*	*7.7%*

The pro-forma income statement includes all the companies in the Cleaning Sector as specified in annex A, plus Unielectric and SIT.
We also draw your attention to the fact that in February 2004 stock options were exercised relative to the plan approved by the Shareholders' Meeting of 20/12/1999. The subscription led to an increase in share capital totalling 247,130 euro.
Considering the short span of time since 31 December 2003, also in the light of the short period of time covered by the order portfolio, we are currently not in possession of sufficient information to make forecasts for the trend of the current year. There are moreover no events suggesting that the Group cannot continue along the positive growth trend of the previous years.

Milan, 18 March 2004

For the Board of Directors
Giovanni Cavallini
Deputy Chairman and Chief Executive Officer

Further information (Amounts given in euro/000)	Cleaning		Hydraulic		Industrial		Other		Elimination		Interpump Group	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
Assets by sector	261,956	259,598	110,662	109,761	112,309	118,282	-	-	(7,070)	(7,132)	477,857	480,509
Cash and cash equivalents											42,634	42,958
Treasury stock											33,253	29,967
Total assets											*553,744*	*553,434*
Liabilities by sector	*86,011*	*88,948*	*24,378*	*26,681*	*29,133*	*33,570*	-	-	*(7,825)*	*(7,493)*	*131,697*	*141,706*
Financing											248,250	218,366
Total liabilities											*379,947*	*360,072*

OTHER INFORMATION RELATING TO THE YEAR

	Cleaning 2003	Cleaning 2002	Hydraulic 2003	Hydraulic 2002	Industrial 2003	Industrial 2002
Capital expenditures	13,726	25,413	2,286	2,987	5,225	6,160
Amortisation and depreciation	14,287	12,951	5,019	5,234	6,884	6,863
Other non-monetary costs	423	821	(67)	207	465	511
ROCE for the sector*	12.7%	15.2%	21.9%	25.5%	18.5%	23.7%

* = (Sector operating profit/sector assets minus sector liabilities)

The information herein reported have
been extracted from the annual report,
which can be downloaded from the website
www.interpumpgroup.it
or requested to

Interpump Group S.p.A.
Via E. Fermi, 25 - 42040 Sant'Ilario d'Enza - RE
Fax: +39 0522 904444
e-mail: fgest@interpumpgroup.it

INTERPUMP GROUP

Bilancio
al 31/12/2003

INTERPUMP GROUP

INTERPUMP GROUP

Lettera agli Azionisti

Gentile Azionista,

Il 2003 è stato caratterizzato da un quadro macroeconomico difficile con andamenti contrastanti, soprattutto per i mercati delle maggiori economie occidentali, ai quali storicamente Interpump Group si rivolge. Il primo semestre ha evidenziato segnali di rallentamento sia negli U.S.A., con l'eccezione del segmento consumer del Settore Cleaning, sia in Europa. Nel secondo semestre si è assistito alla **ripresa dell'economia statunitense che ha consentito una forte crescita delle vendite in dollari del Settore Oleodinamico (circa il 10% nel secondo semestre)** e ad un **ritorno alla crescita delle vendite delle pompe ad alta pressione nel quarto trimestre (+1,7%)** a fronte di un decremento del 6,2% registrato nei primi nove mesi dell'anno dopo un periodo di contrazione. **Il Settore Cleaning è cresciuto del 12,1%**, grazie al segmento consumer (+32,1%). I motori elettrici ed il Settore Oleodinamico europeo registrano un calo legato essenzialmente alla dinamica dei mercati. Non riteniamo infatti di aver perso quote di mercato in questi settori. Il Settore Cleaning Professionale ha fatto registrare un fatturato stabile.

In questo contesto sfavorevole il Gruppo ha ottenuto i seguenti risultati:

- i ricavi netti sono cresciuti dell'1,8% a 501,7 milioni di euro;
- il margine operativo lordo (EBITDA) è stato pari al 15% del fatturato, (75,3 milioni di euro, -11%);
- l'utile operativo è stato pari all'11,8% del fatturato (59,2 milioni di euro, -14,5%);
- l'utile netto è stato di 14,3 milioni di euro (21,1 milioni di euro nel 2002);
- il cash flow reddituale è stato pari a 42,6 milioni di euro (55,9 milioni di euro nel 2002).

L'elemento principale che ha influenzato negativamente l'andamento dei risultati del 2003 è stato l'indebolimento del dollaro americano sull'euro. L'effetto è stato duplice: in primo luogo il dollaro debole ha penalizzato le transazioni dall'Europa agli U.S.A.; in secondo luogo la semplice conversione dei bilanci delle due società controllate americane ai cambi 2003 ha comportato un impatto negativo sia sulle vendite nette, sia, seppure in misura minore, sull'EBITDA. Complessivamente l'indebolimento del dollaro ha influenzato negativamente le vendite consolidate per 19,9 milioni di euro, l'EBITDA di 7,5 milioni di euro e l'utile netto di 4,4 milioni di euro. Merita di essere ricordato che il cambio medio del 2003 è stato superiore del 19,6% rispetto al cambio medio del 2002.

La forte capacità di generazione di cassa ha consentito di contenere l'indebitamento finanziario che è cresciuto di 30,2 milioni di euro a causa della distribuzione di dividendi (ordinario e straordinario) per 24,9 milioni di euro, dell'acquisto di azioni proprie per 3,3 milioni di euro e per l'acquisto di quote di minoranza di società controllate, sulla base di precedenti impegni contrattuali, per 20,3 milioni. Sono stati inoltre effettuati investimenti per 21,2 milioni di euro, dei quali 3,9 milioni per l'ampliamento di due fabbricati del Settore Cleaning, che dovranno accogliere l'ulteriore razionalizzazione della produzione prevista per il 2004.

I principali sviluppi ed eventi salienti della gestione del 2003 sono stati:

RICERCA E SVILUPPO

Il Gruppo Interpump investe in modo continuativo nella ricerca e sviluppo di prodotti e soluzioni tecniche innovative al fine di mantenere e rinforzare la propria presenza nei settori in cui opera.

Nel corso del 2003 Interpump Engineering, il Centro Ricerche del Gruppo, ha finalizzato i progetti relativi a nuove famiglie di pompe ad alta pressione ed ai macchinari per la pulizia professionale.

La strategia del Gruppo, nei prossimi anni, sarà quella di continuare ad investire in maniera significativa in ricerca e sviluppo, al fine di dare un ulteriore impulso alla crescita interna.

CORPORATE GOVERNANCE

Interpump Group **è stata ammessa al segmento STAR** della Borsa Italiana fin dalla sua nascita nell'aprile 2001. Sul sito Internet www.interpumpgroup.it è disponibile la relazione sulla Corporate Governance, unitamente all'ultimo bilancio annuale approvato dall'Assemblea, alla relazione semestrale, alle relazioni trimestrali, nonché ai più recenti comunicati stampa.

In data 23 luglio 2003 è avvenuta l'uscita dalla compagine azionaria di Destriz Gestao y Servicos, Sociedade Unipessoal Ltda, che ha ceduto le proprie azioni a B-Group S.p.A., Rover International, Finross, Tamburi Investment Partners S.p.A., Sergio Erede e Laura e Leila Montipò. Questi soci, insieme ai due amministratori delegati Ing. Giovanni Cavallini e Dott. Fulvio Montipò hanno costituito un patto di sindacato che comprende circa il 15% del capitale. Il patto, che ha l'obiettivo di assicurare la continuità gestionale con particolare riguardo alla politica di crescita interna ed esterna, alla creazione di valore per tutti gli azionisti ed alla politica dei dividendi, prevede un sindacato di blocco, un sindacato di voto per la nomina degli amministratori ed un patto di consultazione ed avrà durata sino all'approvazione del bilancio al 31 dicembre 2004. Il testo del patto è consultabile sul citato sito Internet.

Sono inoltre terminate le attività per la costruzione del modello organizzativo auspicato dal Dlgs. 231/2001, in tema di responsabilità delle persone giuridiche per i reati contro la Pubblica Amministrazione. In data 12 novembre 2003 il Consiglio di Amministrazione ha approvato il modello costituito dalle procedure miranti a prevenire tali reati, dall'Organismo di Vigilanza, dal sistema sanzionatorio e dal Codice Etico, pubblicato sul già citato sito Internet.

PIANI DI STOCK OPTION E DI ACQUISTO DI AZIONI PROPRIE

I piani di stock option, finalizzati ad allineare gli interessi del management con quelli degli Azionisti, sono un'ulteriore componente della strategia di creazione di valore. Dopo la chiusura, nel febbraio 2004 del secondo piano di stock option, la società ha in essere un terzo piano di stock option, legato al raggiungimento di predeterminati obiettivi di prezzo delle sue azioni sul mercato e/o di obiettivi gestionali. Inoltre ha sostanzialmente completato un piano di acquisto di azioni proprie fino al 10% delle azioni emesse.

Relazione sulla gestione di Interpump Group al 31 dicembre 2003

Relazione sulla gestione del Gruppo al 31 dicembre 2003

1 *Sintesi dei risultati del Gruppo Interpump*

	31/12/2003	31/12/2002	31/12/2001	31/12/2000	31/12/1999	31/12/1998	31/12/1997	31/12/1996
	€/000	€/000	€/000	€/000	€/000	€/000	€/000	€/000
Ricavi netti consolidati	501.721	492.939	426.075	411.673	319.256	283.430	221.320	199.578
Vendite estere	79%	76%	72%	72%	69%	68%	66%	68%
EBITDA (Utile prima di interessi, tasse e ammortamenti)	75.267	84.524	81.314	79.811	64.878	61.119	46.834	40.732
EBITDA %	15.0%	17,1%	19,1%	19,4%	20,3%	21,6%	21,2%	20,4%
Utile operativo consolidato	59.181	69.208	67.552	67.156	55.062	52.358	40.483	35.544
Utile operativo %	11,8%	14,0%	15,9%	16,3%	17,2%	18,5%	18,3%	17,8%
Utile netto consolidato	14.253	21.085	21.433	19.016	22.152	16.581	13.827	7.623
Cash flow reddituale	42.612	55.912	47.322	47.876	44.936	38.438	31.213	22.538
Indebitamento finanziario netto	205.616	175.408	176.429	177.087	160.171	83.889	38.824	43.023
Patrimonio netto consolidato	173.797	193.362	182.782	162.007	177.105	157.135	143.739	133.123
Indebitamento/Mezzi propri	1,18	0,91	0,97	1,09	0,90	0,53	0,27	0,32
Indebitamento finanziario rettificato dalle azioni proprie	172.363	145.441	150.703	153.221	139.292	67.871	38.824	43.023
Indebitamento rettificato/patrimonio netto consolidato	0,99	0,75	0,82	0,95	0,79	0,43	0,27	0,32
Investimenti netti dell'esercizio in immobilizzazioni materiali ed immateriali	19.527	34.359	24.280	18.714	11.371	9.894	10.471	19.365
Numero medio di dipendenti	2.298	2.468	2.213	2.198	2.105	1.604	1.286	1.089
ROE: (Utile netto + ammortamento dell'avviamento + Utile di terzi)/Patrimonio netto consolidato	15,7%	18,4%	20,0%	20,4%	18,4%	17,9%	16,8%	11,4%
ROCE: Utile operativo/(Patrimonio netto consolidato +Indebitamento finanziario – Azioni proprie)	17,1%	20,4%	20,3%	21,3%	17,4%	23,3%	22,2%	20,2%
Numero medio di azioni in circolazione	76.714.141	76.949.992	76.712.704	76.711.053	77.060.933	78.817.107	81.400.000	81.400.000
EPS: (Utile per azione rettificato dall'ammortamento dell'avviamento) - €	0,315	0,398	0,401	0,366	0,389	0,293	0,234	0,152
Dividendo per azione - €	***0.120	**0,310	0,100	0,087	*0,516	0,070	0,057	0,031

* di cui straordinario 0,439

** di cui straordinario 0,200

*** proposta del Consiglio da approvare dall'Assemblea

I dividendi si riferiscono all'anno di formazione dell'utile distribuito.

Pertanto, a dollaro costante, il fatturato sarebbe cresciuto del 5,8%, mentre la flessione del margine operativo lordo sarebbe stata limitata al 2%, anzichè l'11% registrato a cambi correnti e la flessione dell'utile operativo sarebbe stata contenuta al 4,2%, anzichè il 14,5% rilevato a cambi correnti.

L'indebitamento finanziario ha raggiunto 205,6 milioni di euro per l'acquisto di quote di minoranza di società controllate pari a 20,7 milioni di euro, per la distribuzione di dividendi per 24,9 milioni di euro (dei quali 15,1 milioni di euro a carattere straordinario) e per l'acquisto di azioni proprie per 3,3 milioni di euro. Il rapporto di copertura EBITDA/oneri finanziari netti, al netto delle differenze cambio e degli sconti cassa concessi ai clienti, è pari a circa 9 volte e consente di guardare al futuro con serenità, in considerazione della stabilità dei risultati reddituali conseguiti e soprattutto del cash flow reddituale generato.

Le principali variazioni intervenute rispetto al 31 dicembre 2002 sono state le seguenti:

- Nell'ottobre 2003 è stato conferito il ramo di azienda di Teknova S.r.l. in Interpump Cleaning S.p.A.. In conseguenza del relativo aumento di capitale, Teknova S.r.l. detiene circa il 13,92% di Interpump Cleaning S.p.A. Il rimanente 86,08% è detenuto da Interpump Group S.p.A.. L'operazione si inquadra nel progetto di razionalizzazione del Settore Cleaning, meglio descritta nel paragrafo relativo agli eventi successivi alla data di chiusura dell'esercizio.
- Nel dicembre 2003, con effetto fiscale e contabile dal 1 gennaio 2003, IP Floor S.p.A., totalmente detenuta in Interpump Cleaning S.p.A., è stata fusa in Interpump Cleaning S.p.A. sempre al fine di razionalizzare le attività del Settore Cleaning.
- Sono stati acquisiti il residuo 20% di Interpump Hydraulics, un ulteriore 14% di Pulex, un ulteriore 15% di General Technology ed un ulteriore 0,30% di Muncie Power Products sulla base di precedenti accordi contrattuali.

Riepiloghiamo di seguito i dati relativi ai fatturati esterni al Gruppo per settore:

	31/12/2003	31/12/2002	Incremento/ Decremento	31/12/2003 (a parità di area di consolidamento del 31/12/2002)	Incremento/ Decremento
	€/000	€/000		€/000	
Settore Cleaning	290.156	258.946	+12,1%	287.381	+11,0%
Settore Oleodinamico	116.853	128.098	-8,8%	116.853	-8,8%
Settore Industriale	92.227	103.445	-10,8%	92.227	-10,8%
Altri ricavi	2.485	2.450	n.s	2.484	n.s
Totale	501.721	492.939	+1,8%	498.946	+1,2%

Dal prospetto emergono le seguenti osservazioni relativamente all'andamento di ciascun settore di attività.

Settore Cleaning

I ricavi netti consolidati del Settore Cleaning sono stati pari a 290,2 milioni di euro (258,9 milioni di euro nel 2002) e rappresentano il 58% dei ricavi netti consolidati del Gruppo. Il settore è pertanto cresciuto del 12,1%. La forte crescita è dovuta principalmente all'incremento del fatturato del segmento consumer (+32,1%). Il segmento professionale ha invece fatto registrare un fatturato stabile.

L'utile operativo del settore è stato del 7,7% dei ricavi netti (10,0% nel 2002). In valore assoluto è stato di 22,4 milioni di euro, inferiore del 13,8% rispetto a 26,0 milioni di euro registrati nel 2002.

Settore Oleodinamico

I ricavi netti consolidati del Settore Oleodinamico sono stati pari a 116,9 milioni di euro (128,1 milioni di euro nel 2002) e rappresentano il 23% dei ricavi netti consolidati di Gruppo. Il Settore Oleodinamico ha pertanto subito un calo dell'8,8%. Merita di essere evidenziata la ripresa delle vendite di Muncie del secondo semestre (circa +10% in valuta locale). Su base annua Muncie ha registrato un fatturato in dollari superiore dell'1,7%, mentre lo stesso confronto in euro ha evidenziato una flessione del fatturato del 15% a causa della svalutazione del dollaro. Per contro negli altri mercati, prevalentemente europeo ed asiatico, si è registrato un calo del 4,1%, legato alla recessione dei mercati.

L'utile operativo del settore è stato del 16,2% (16,5% nel 2002). In termini assoluti l'utile operativo è stato di 18,9 milioni di euro, inferiore del 10,6% rispetto all'esercizio precedente , quando era stato di 21,2 milioni di euro.

Esercizio 2003

	Italia	Resto d'Europa	Nord America	Area Pacifico	Resto del Mondo	Totale
Settore Cleaning	35.932	102.242	118.239	13.675	20.068	290.156
Settore Oleodinamico	34.094	27.174	42.955	3.436	9.194	116.853
Settore Industriale	34.495	18.898	31.170	6.439	1.225	92.227
Altri ricavi	2.183	192	110	-	-	2.485
Totale	106.704	148.506	192.474	23.550	30.487	501.721

Esercizio 2002

	Italia	Resto d'Europa	Nord America	Area Pacifico	Resto del Mondo	Totale
Settore Cleaning	38.753	116.355	77.615	15.124	11.099	258.946
Settore Oleodinamico	37.627	26.461	48.652	3.886	11.472	128.098
Settore Industriale	39.801	20.401	37.055	4.077	2.111	103.445
Altri ricavi	2.014	299	137	-	-	2.450
Totale	118.195	163.516	163.459	23.087	24.682	492.939

Variazioni percentuali 2003/2002

	Italia	Resto d'Europa	Nord America	Area Pacifico	Resto del Mondo	Totale
Settore Cleaning	-7,3%	-12,1%	+52,3%	-9,6%	+80,8%	+12,1%
Settore Oleodinamico	-9,4%	+2,7%	-11,7%	-11,6%	-19,9%	-8,8%
Settore Industriale	-13,3%	-7,4%	-15,9%	+58,0%	-42,0%	-10,8%
Altri ricavi	n.s	n.s	n.s	n.s	n.s	n.s
Totale	-9,7%	-9,2%	+17,8%	+2,0%	+23,5%	+1,8%

Dalla tabella si può notare il forte incremento del Settore Cleaning in Nord America, ove invece si è registrato un calo nel Settore Oleodinamico, interamente per l'effetto dollaro e nelle vendite delle pompe ad alta pressione (Settore Industriale) sia per l'effetto dollaro, sia per una riduzione di volumi.

4. *Andamento reddituale*

Di seguito riportiamo una sintesi del conto economico riclassificato incluso nei Prospetti supplementari della nota integrativa, confrontandolo anche con i risultati del 2003 a parità di area di consolidamento con il 2002:

Gli oneri finanziari sono stati pari a 8.4 milioni di euro, mantenendo sostanzialmente invariata la loro incidenza sui ricavi netti nell'intorno dell'1,7%.

Per il dettaglio delle differenze cambio si rimanda a quanto esposto nella nota integrativa.

Le imposte sul reddito mostrano un'aliquota d'imposta complessiva del 50%, a fronte del 47,2% evidenziata al 31/12/2002. L'incremento rispetto al 2002 è dovuto al venir meno delle agevolazioni sugli investimenti (Legge Tremonti bis), alla maggiore *incidenza del costo del personale e degli oneri finanziari sull'utile operativo che ha fatto* aumentare il peso dell'IRAP sull'utile ante imposte, alla maggiore incidenza dell'ammortamento dell'avviamento indeducibile ed al diverso mix di utili (perdite) fra le società del Gruppo, solo in parte compensati dalla riduzione dell'aliquota IRPEG di 1 punto percentuale e da operazioni che hanno comportato un'ottimizzazione del carico fiscale. Tali operazioni sono consistite nel conferimento ad Interpump Cleaning S.p.A. del ramo di azienda di Teknova avvenuto con effetto 1 ottobre 2003 e nella svalutazione, per motivi fiscali, nel bilancio civilistico di Interpump Group S.p.A. della partecipazione in General Technology (operazione eliminata nel bilancio consolidato).

L'utile netto del 2003 è stato di 14,3 milioni di euro (21,1 milioni di euro nel 2002).

Ai fini di una migliore comprensione dell'andamento economico dell'esercizio si riporta un conto economico per destinazione.

	31/12/2003	%	31/12/2002	%
Ricavi netti	501.721	100,0	492.939	100,0
Costo del venduto	(337.537)		(324.453)	
Utile lordo industriale	164.184	32,7	168.486	34,2
Costi commerciali	(49.987)		(44.276)	
Costi generali ed amministrativi	(55.017)		(55.002)	
Utile operativo	59.181	11,8	69.208	14,0

Riepiloghiamo ora i conti economici per settore:

	Settore Cleaning		Settore Oelodinamico		Settore Industriale	
	2003	2002	2003	2002	2003	2002
Ricavi netti esterni al Gruppo	290.156	258.946	116.853	128.098	92.227	103.445
Vendite intersettoriali	858	306	6	-	23.873	20.920
Totale ricavi netti	291.014	259.252	116.859	128.098	116.100	124.365
Acquisti al netto delle *variazioni delle rimanenze*	(132.452)	(113.825)	(53.650)	(59.474)	(53.247)	(53.960)
Margine lordo industriale	158.562	145.427	63.209	68.624	62.853	70.405
% sui ricavi netti	*54,5%*	*56,1%*	*54,1%*	*53,6%*	*54,1%*	*56,6%*

aggiunto e quelle più critiche per quanto riguarda gli aspetti qualitativi all'interno del Gruppo.

Gli investimenti lordi in immobilizzazioni materiali ammontano a 17,4 milioni di euro e si riferiscono per 3,9 milioni di euro all'ampliamento di un fabbricato industriale ed alla ristrutturazione in corso di un ulteriore fabbricato del settore cleaning, acquisito nello scorso esercizio, e per il residuo, al normale rinnovo ed ammodernamento degli impianti e delle attrezzature. Il prezzo incassato dalla cessione delle immobilizzazioni (voce inclusa nel rendiconto finanziario) comprende la dismissione per 1,3 milioni di euro di un fabbricato del settore oleodinamico a favore di un socio di minoranza della società che opera nel fabbricato. La transazione è avvenuta a valori di mercato ed ha generato una plusvalenza modesta, poiché il fabbricato era stato acquisito nello scorso esercizio.

Gli investimenti nelle immobilizzazioni immateriali pari a 3,8 milioni di euro si riferiscono per 2,3 milioni di euro alla capitalizzazione delle spese di sviluppo dei nuovi prodotti da parte di Interpump Engineering, commentati precedentemente e rimasti invariati rispetto al 2002.

Sono state inoltre acquisite quote di minoranza di partecipazioni già controllate in Interpump Hydraulics S.p.A., Pulex S.r.l., General Technology S.r.l. e Muncie Power Products Inc., sulla base di precedenti accordi contrattuali, che hanno comportato un esborso finanziario di 20,3 milioni di euro, al netto della cessione della partecipazione in Interpump Hydraulics Asia Pte Ltd.

Inoltre nel corso del 2003 è proseguita l'acquisizione di azioni proprie per un esborso di 3,3 milioni di euro, che si aggiungono ai 30,0 milioni di euro già investiti a tale fine negli esercizi precedenti. Al 31 dicembre 2003 erano presenti in portafoglio n. 8.106.240 azioni proprie pari al 9,70% del capitale.

Il Gruppo è gestito unitariamente a livello mondiale ed ha tutte le unità produttive concentrate nel Nord-Italia, ad eccezione di quella di Muncie Power Products Inc. situata negli Stati Uniti. Le altre società estere consolidate sono costituite dalle seguenti società commerciali:

General Pump Companies Inc.	distributore di pompe ad alta pressione e macchinari per la pulizia nel mercato nord-americano
IP Gansow GmbH	distributore di spazzatrici e lavapavimenti nel mercato tedesco
Interclean Assistance SA	distributore di macchinari per la pulizia nel mercato francese
P.Z.B. France S.a.r.l. e Hydrocar France S.a.r.l.	distributori di prese di forza e prodotti ad esse collegati nel mercato francese
Hydrocar Chile	distributore di prese di forza e prodotti ad esse collegati nel mercato sudamericano

I dati per settori geografici sulla base della localizzazione delle attività sono i seguenti:

	2003	2002
	€/000	€/000
Acquisto di azioni proprie	(3.286)	(4.241)
Altre variazioni	238	1.504
Indebitamento finale	(205.616)	(175.408)

La differenza cambio sulla posizione finanziaria netta iniziale è relativa alla conversione dei finanziamenti delle società controllate statunitensi.

8 ***Rapporti con società controllate non consolidate e società collegate.***

I rapporti con società controllate non consolidate e società collegate sono i seguenti (importi espressi in €/000):

	Crediti		Ricavi	
	31/12/2003	31/12/2002	31/12/2003	31/12/2002
Società controllate non consolidate:				
Portotecnica S.A.	81	427	357	1.569
Hydrocar Chile S.A.	-	222	-	407
IP Cleaning España S.L.	1.367	1.143	3.349	1.804
Soteco Benelux	159	165	794	670
IP Cleaning Industria e Comercio Ltda	150	-	207	-
Western Floor India	16	18	83	56
Totale	*1.773*	*1.975*	*4.790*	*4.506*
Società collegate:				
Transferoil S.p.A.	-	4	1	3
PZB Australia	757	543	1.980	1.619
Totale	*757*	*547*	*1.981*	*1.622*

	Debiti		Costi	
	31/12/2003	31/12/2002	31/12/2003	31/12/2002
Società controllate non consolidate:				
IP Cleaning España S.L.	21	29	84	73
Soteco Benelux	-	2	-	2
Western Floor India	-	4	-	4
General Pump China	-	-	1	-
Totale	*21*	*35*	*85*	*79*
Società collegate:				
Transferoil S.p.A.	824	754	3.281	2.404
PZB Australia	-	2	1	12
Totale	*824*	*756*	*3.282*	*2.416*

Nominativi	Deleghe
Sergio Erede	Presidente (1)
Giovanni Cavallini	Vice Presidente ed Amministratore Delegato (2)
Fulvio Montipò	Amministratore Delegato (2)
Giancarlo De Martis	Consigliere non esecutivo
Giuseppe Ferrero	Consigliere non esecutivo
Marco Reboa	Consigliere indipendente
Roberto Tunioli	Consigliere indipendente

(1) poteri di rappresentanza sociale ai sensi dell'art 17 dello statuto.

(2) deleghe relative all'attività ordinaria con limiti di importo oltre i quali la decisione spetta al Consiglio di Amministrazione.

L'Assemblea tenutasi in data 16 aprile 2003 ha deliberato di determinare, per l'esercizio 2003, i compensi da assegnare a ciascun amministratore nella misura di 26 mila euro e di determinare, per il 2003, i compensi globali massimi, aggiuntivi rispetto a quelli precedenti, per i componenti il Consiglio di Amministrazione investiti di particolari cariche, al Presidente ed ai membri dei comitati speciali (Comitato per il Controllo Interno e Comitato per la Remunerazione), nella misura di 1,1 milioni di euro.

Il Consiglio di Amministrazione svoltosi in pari data ha deliberato di suddividere il compenso relativo all'esercizio 2003 per gli amministratori investiti di particolari cariche nel seguente modo: al Presidente Sergio Erede 51.650 euro, al Vice Presidente ed Amministratore Delegato Giovanni Cavallini 800.500 euro ed all'Amministratore Delegato Fulvio Montipò 103.300 euro, a Pierleone Ottolenghi, a Marco Reboa ed a Paolo Pomè, in quanto componenti il Comitato per il Controllo Interno, 10.000 euro ciascuno; infine il Consiglio ha deliberato di determinare un compenso di 3.500 euro per ciascun componente il Comitato per la Remunerazione, composto da Sergio Erede, da Giovanni Cavallini e da Francesco Loredan.

Il Consiglio di Amministrazione in data 16 settembre 2003 ha deliberato di sostituire gli amministratori dimissionari nel Comitato per il Controllo Interno e nel Comitato per la Remunerazione. A seguito della delibera il Comitato per il Controllo Interno risultava composto da Marco Reboa, da Roberto Tunioli e da Giuseppe Ferrero poi dimessosi per sopravvenuti motivi personali. Pertanto ad oggi il Comitato per il Controllo Interno è composto da Marco Reboa e da Roberto Tunioli, entrambi amministratori indipendenti; il Comitato per la Remunerazione è composto da Sergio Erede, da Giovanni Cavallini e da Giancarlo De Martis.

Il Consiglio di Amministrazione ed il Collegio Sindacale sono in carica fino all'approvazione del bilancio al 31/12/2004.

Secondo quanto richiesto dal nuovo Codice di Autodisciplina si riportano nel seguito le altre cariche di amministratore o sindaco, rivestite dai consiglieri di Interpump Group in altre società quotate o in società rilevanti secondo la definizione del Codice di Autodisciplina: **Sergio Erede**: Società quotate: Vice Presidente di Manifatture Lane Gaetano Marzotto & Figli S.p.A., Consigliere in Manuli Rubber Industries S.p.A., Consigliere in Autogrill S.p.A., Consigliere in Carraro S.p.A. - Società non quotate di

Inoltre Fulvio Montipò con riferimento alle partecipazioni in società a responsabilità limitata controllate da Interpump Group S.p.A. presenta la seguente situazione (importi espressi in €):

	Valore nominale delle quote possedute al 31 dicembre 2002	Valore nominale delle quote acquistate nell'esercizio	Valore nominale delle quote vendute nell'esercizio	Valore nominale delle quote possedute al 31 dicembre 2003
General Technology S.r.l.				
Possedute direttamente	70.200	-	(58.500)	11.700
Possedute tramite società da lui controllata	62.400	-	(58.500)	3.900

L'Assemblea del 24 aprile 2001 aveva autorizzato la stipulazione del patto di non concorrenza fra la società capogruppo e Fulvio Montipò, essendo in scadenza quello sottoscritto nel 1996 al momento della cessione del Gruppo Interpump, per un corrispettivo non inferiore a 1.084,6 migliaia di euro e non superiore a 3.770,1 migliaia di euro, importo da intendersi in aggiunta all'importo dei compensi globali massimi esposti precedentemente. Il patto scade 18 mesi dopo la decadenza della carica ovvero 12 mesi successivi alla revoca senza giusta causa.

L'Assemblea del 16 gennaio 2003 ha approvato la stipula di un accordo con l'Amministratore Delegato, Giovanni Cavallini, in forza del quale: *(i)* l'Amministratore Delegato si impegna a ricoprire la carica ed ad esercitare le deleghe ed i poteri conferitegli, con diligenza e professionalità coerenti alla natura dell'incarico ed al meglio delle proprie capacità, sino all'approvazione del bilancio dell'esercizio 2004; *(ii)* la società si impegna a non revocare anticipatamente la carica e/o delega, salvo l'eventuale sopravvenire di una giusta causa imputabile all'Amministratore Delegato; *(iii)* la società si impegna ad erogare all'Amministratore Delegato il compenso annuo di euro 800.500 anche per gli esercizi 2003 e 2004, salvo successiva maggiore determinazione nei limiti di quanto sarà eventualmente stabilito dall'Assemblea; *(iv)* la società si impegna ad erogare all'Amministratore Delegato un "premio di fedeltà" di ulteriori euro 800.500, qualora egli ricopra la carica ed eserciti le deleghe conferitegli sino all'approvazione del bilancio dell'esercizio 2004, da corrispondersi *una tantum* dopo la scadenza di tale termine; *(v)* il premio di fedeltà sarà dovuto anche in caso di anticipata revoca della carica e/o delle deleghe da parte della società senza giusta causa, ovvero in caso di rinunzia anticipata alle stesse da parte dell'Amministratore Delegato a seguito di giusta causa imputabile alla società o all'acquisizione del controllo della società da parte di soggetti diversi dall'azionista che deteneva allora la partecipazione di maggiore entità; tale eventualità non si è al momento manifestata; *(vi)* nei casi previsti dal punto precedente sarà dovuta all'Amministratore Delegato anche un indennizzo *una tantum* per la anticipata cessazione della carica e delle deleghe di euro 800.500, nel quale dovrà intendersi riassorbita e ricompresa qualsivoglia forma di risarcimento o indennità per l'anticipata cessazione del rapporto di amministrazione, nonché la remunerazione dell'obbligo di non concorrenza.

Una parte significativa della retribuzione degli amministratori delegati è legata ad una componente variabile, tramite due piani di stock options approvati dalle Assemblee del 20 dicembre 1999 e del 16 aprile 2002.

	Prezzo per azione di esercizio delle opzioni	Periodo di esercizio	Numero di diritti assegnati	Numero di azioni sottoscritte
Amministratori della Capogruppo:				
❑ Giovanni Cavallini	€ 4,1154	01.05.2003-31.05.2008	300.370	-
❑ Fulvio Montipò	€ 4,1154	01.05.2003-31.05.2008	214.550	-
Direttore Generale di Interpump Group S.p.A.:				
❑ Giuseppe Bava	€ 4,1154	01.05.2003-31.05.2008	14.400	-
Altri beneficiari	€ 4,1154	01.05.2003-31.05.2008	328.800	-
Totale			858.120	=

11 *Operazioni con controparti correlate*

I rapporti con controparti correlate sono relativi ad affitti di stabilimenti di proprietà di società controllate da attuali soci e da amministratori di società del Gruppo per 1.389 migliaia di euro (1.125 migliaia di euro nel 2002), e a consulenze legali prestate dallo studio ove opera il Presidente per 210 migliaia di euro (368 migliaia di euro nel 2002).

Sono intervenute inoltre operazioni commerciali con società i cui soci sono anche soci o amministratori di società consolidate. Queste operazioni hanno riguardato vendite per 360 migliaia di euro (480 migliaia di euro nel 2002), mentre non risultano acquisti nel 2003 (5.994 migliaia di euro nel 2002). Nello stato patrimoniale consolidato al 31/12/2003 residuano crediti verso queste società per 95 migliaia di euro (133 migliaia di euro nel 2002), mentre non risultano debiti nel 2003 (1.784 migliaia di euro nel 2002). L'azzeramento degli acquisti e dei debiti verso controparti correlate rispetto al 2002 è dovuta alla cessione della Six S.r.l., dalla quale il Gruppo acquista motori per aspirapolvere, sia da parte della capogruppo, sia da parte degli amministratori della Soteco, avvenuta agli inizi del 2003. Pertanto Six non è più una controparte correlata nel 2003

Le suddette operazioni sono state effettuate a normali condizioni di mercato.

Sono inoltre iscritti in bilancio finanziamenti concessi dai soci minoritari di società controllate per 108 migliaia di euro non produttivi di interessi (317 migliaia di euro nel 2002).

12 *Le società del Gruppo*

Al 31 dicembre 2003 il Gruppo Interpump risulta articolato in una struttura al cui vertice si pone la Interpump Group S.p.A. la quale possiede partecipazioni di controllo diretto ed indiretto nel capitale di 24 società operanti nei tre settori di attività (Industriale, Cleaning e Oleodinamico).

La Capogruppo, con sede a Sant'Ilario d'Enza, produce pompe a pistoni per acqua ad alta ed altissima pressione per il Settore Industriale ed idropulitrici per il Settore Cleaning.

I dati salienti delle società controllate e consolidate sono riepilogati nella tabella che segue, mentre, per la Capogruppo, sono desumibili dall'allegato bilancio.

Società	Capitale sociale (€/000)	Percentuale di interessenza	Sede	Attività principale	Fatturato €/milioni 31/12/2003	Fatturato €/milioni 31/12/2002	Numero medio dipendenti 2003	Numero medio dipendenti 2002
Unielectric S.p.A.	1.456	70%	Sant'Ilario d'Enza (RE)	Avvolgimenti e motori elettrici (Settore Industriale)	44,3	50,3	192	203
Sit S.p.A.	105	60%	Sant'Ilario d'Enza (RE)	Imbutitura, tranciatura e stampaggio lamiera (Settore Industriale)	3,9	4,2	23	23
General Pump Companies Inc.	1.854	100%	Minneapolis - USA	Distributore di pompe ad alta pressione (Settore Industriale)	37,8	42,9	108	109
Interpump Cleaning S.p.A.	6.000	100%	Vaiano Cremasco (CR)	Idropulitrici, spazzatrici industriali, lavasciuga (Settore Cleaning)	184,6	143,6	360	398
IP Cleaning Holding S.r.l.	10	100%	Castelverde (CR)	Holding (detiene il 7,5% di General Technology S.r.l.)	-	-	-	-
Soteco S.p.A.	140	100%	Castelverde (CR)	Aspirapolveri e aspiraliquidi (Settore Cleaning)	37,4	36,4	284	293
Teknova S.r.l.	362	100%	Casalgrande (RE)	Spazzatrici industriali (Settore Cleaning)	12,2 **	15,0	75	89
General Technology S.r.l.	780	92,5%	Reggio Emilia	Apparecchi per la pulizia con il vapore (Settore Cleaning)	1,8	2,4	31	31
IP Floor S.p.A.	952	100%	Portogruaro (VE)	Lavasciuga (Settore Cleaning)	- ***	12,3	-	59
IP Gansow GmbH	2.700	100%	Hamm (Germania)	Lavasciuga e spazzatrici (Settore Cleaning)	17,6	17,8 *	113	137
Interclean Assistance S.A.	457	80%	Epone (Francia)	Vendita macchinari per la pulizia (Settore Cleaning)	17,6	15,9	50	51
Euromop S.p.A.	103	51%	Villa del Conte (PD)	Carrelli per la pulizia (Settore Cleaning)	15,1	14,6	74	78
Ready System S.r.l.	250	26,01%	Villa Franca Padovana (PD)	Carrelli per la pulizia (Settore Cleaning)	5,3	5,0	24	27
Pulex S.r.l.	15	72%	Brescia	Attrezzature per la pulizia dei vetri (Settore Cleaning)	7,1	6,7	31	32
Interpump Hydraulics S.p.A.	2.632	100%	Nonantola (MO)	Holding del Polo Oleodinamico	1,8	1,7	9	8
Oleodinamica Pederzani e Zini S.p.A.	3.120	100%	Calderara di Reno (BO)	Pompe oleodinamiche e prese di forza (Settore Oleodinamico)	22,9	23,5	140	141
P.Z.B. France S.a.r.l.	32	100%	Peltre-Metz (Francia)	Vendita pompe oleodinamiche e prese di forza (Settore Oleodinamico)	2,2	2,1	7	6
Hydrocar S.r.l.	104	100%	Nonantola (MO)	Pompe oleodinamiche e prese di forza (Settore Oleodinamico)	29,3	31,4	98	100
Hydrometal S.r.l.	130	100%	Sorbara di Bonporto (MO)	Vendita prodotti complementari veicoli industriali, pompe oleodinamiche e prese di forza (Settore Oleodinamico)	7,6	9,4	24	27
Hydroven S.r.l.	200	51%	Tezze sul Brenta (VI)	Vendita prodotti complementari veicoli industriali, pompe oleodinamiche e prese di forza (Settore Oleodinamico)	8,7	9,3	31	32
A.V.I. S.r.l.	10	51%	Varedo (MI)	Vendita prodotti complementari veicoli industriali, pompe oleodinamiche e prese di forza (Settore Oleodinamico)	5,4	4,7	11	9
Hydrocar France S.a.r.l.	100	99,96%	Brie Comte Rober (Francia)	Vendita pompe oleodinamiche e prese di forza (Settore Oleodinamico)	3,5	3,6	12	12
Interpump Hydraulics Asia Pte Ltd	96	-	Singapore	Vendita pompe oleodinamiche e prese di forza (Settore Oleodinamico)	-	0,8	-	4
Hydrocar Roma S.r.l.	10	70%	Modena	Vendita pompe oleodinamiche e prese di forza (Settore Oleodinamico)	1,9	2,0	2	2
Hydrocar Chile S.A.	37	60%	Santiago (Cile)	Vendita pompe oleodinamiche e prese di forza (Settore Oleodinamico)	1,4	-	8	-
Muncie Power Products Inc.	847	84,87%	Muncie – USA	Pompe oleodinamiche e prese di forza (Settore Oleodinamico)	46,8	55,0	232	233
Interpump Engineering S.r.l.	76	100%	Reggio Emilia	Ricerca e sviluppo	2,7	2,4	21	20

* = consolidato il conto economico per 10 mesi
** = fatturato di nove mesi – conferita l'azienda in Interpump Cleaning dall'1/10/2003
*** = fusa per incorporazione in Interpump Cleaning

Il conto economico pro-forma del Settore Cleaning a seguito della razionalizzazione sarebbe il seguente:

	2003 pro-forma con razionalizzazione societaria	2003 come da allegato A
Ricavi netti esterni al Gruppo	322.464	290.156
Vendite intersettoriali	1.218	858
Totale ricavi netti	323.682	291.014
Acquisti al netto delle variazioni delle rimanenze	(159.894)	(132.452)
Margine lordo industriale	163.788	158.562
% sui ricavi netti	*50,6%*	*54,5%*
Costo del personale	(45.497)	(38.951)
Altri costi operativi	(84.258)	(88.872)
Margine operativo lordo	34.033	30.739
% sui ricavi netti	*10,5%*	*10,6%*
Ammortamenti operativi	(9.672)	(8.333)
Utile operativo di settore	24.361	22.406
% sui ricavi netti	*7,5%*	*7,7%*

Il conto economico pro-forma comprende tutte le società del Settore Cleaning come da allegato A, più Unielectric e SIT.

Si informa inoltre che sono state esercitate, nel febbraio 2004, le stock options relative al piano approvato dall'Assemblea del 20/12/1999. La sottoscrizione ha comportato un aumento del capitale sociale di 247.130 euro.

Considerato il breve lasso di tempo intercorso dal 31 dicembre 2003, anche alla luce del periodo di tempo storicamente limitato coperto dal portafoglio ordini, non sono disponibili informazioni sufficienti sulla base delle quali formulare proiezioni relativamente all'andamento dell'esercizio in corso. Non ci sono peraltro eventi che facciano ritenere che il Gruppo non possa proseguire nel positivo trend di crescita mostrato negli anni precedenti.

Milano, 18 marzo 2004

Per il Consiglio di Amministrazione

Ing. Giovanni Cavallini

Vice Presidente e Amministratore Delegato

Bilancio Consolidato al 31 dicembre 2003 di Interpump Group S.p.A. e società controllate

STATO PATRIMONIALE CONSOLIDATO

ATTIVO

(importi in migliaia di euro)	*31/12/2003*	*31/12/2002*
Immobilizzazioni		
Immobilizzazioni immateriali		
Costi di impianto e ampliamento	200	398
Costi di ricerca, sviluppo e pubblicità	4.633	3.881
Diritti di brevetto industriale e diritti di utilizzazione delle opere dell'ingegno	229	260
Concessioni, licenze, marchi e diritti simili	1.152	1.429
Avviamento	136.929	134.093
Immobilizzazioni in corso e acconti	74	72
Altre immobilizzazioni immateriali	2.216	2.502
Totale	*145.433*	*142.635*
Immobilizzazioni materiali		
Terreni e fabbricati	55.005	57.002
Impianti e macchinari	21.981	22.286
Attrezzature industriali e commerciali	11.042	9.188
Altri beni	4.911	5.620
Immobilizzazioni in corso e acconti	12.556	10.408
Totale	*105.495*	*104.504*
Immobilizzazioni finanziarie		
Partecipazioni in:		
Imprese controllate	976	1.210
Imprese collegate	5.956	5.844
Altre imprese	494	508
Totale partecipazioni	*7.426*	*7.562*
Crediti:		
Verso imprese controllate		
Esigibili entro dodici mesi	308	6
Esigibili oltre dodici mesi	1.000	-
Verso altri		
Esigibili entro dodici mesi	119	446
Esigibili oltre dodici mesi	2.239	2.219
Totale crediti finanziari	*3.666*	*2.671*
Azioni proprie (per un valore nominale complessivo di € 3.769.023 nel 2003)	29.733	29.967
Totale immobilizzazioni finanziarie	*40.825*	*40.200*
Totale immobilizzazioni	*291.753*	*287.339*

STATO PATRIMONIALE CONSOLIDATO

PASSIVO

(importi in migliaia di euro)	*31/12/2003*	*31/12/2002*
Patrimonio netto		
Capitale sociale	43.447	43.078
Riserva da sovrapprezzo delle azioni	14.757	29.846
Riserva legale	8.747	8.747
Riserve statutarie	588	528
Altre riserve e utili (perdite) portati a nuovo	48.430	38.995
Riserva azioni proprie in portafoglio	33.253	29.967
Riserva da differenze di traduzione	(5.912)	(1.520)
Utile (Perdita) dell'esercizio	14.253	21.085
Totale patrimonio netto del Gruppo	*157.563*	*170.726*
Capitale e riserve di terzi	13.016	17.679
Utile di pertinenza di terzi	3.218	4.957
Patrimonio netto di terzi	*16.234*	*22.636*
Totale patrimonio netto	*173.797*	*193.362*
Fondi per rischi ed oneri		
Per trattamento di quiescenza ed obblighi simili	768	834
Per imposte	5.499	5.232
Altri	2.790	3.516
Totale	*9.057*	*9.582*
Trattamento di fine rapporto	*15.739*	*14.918*
Debiti		
Debiti verso banche		
Esigibili entro dodici mesi	85.560	101.433
Esigibili oltre dodici mesi	132.616	87.672
Debiti verso altri finanziatori		
Esigibili entro dodici mesi	2.772	2.768
Esigibili oltre dodici mesi	25.871	25.510
Acconti		
Esigibili entro dodici mesi	484	379
Debiti verso fornitori		
Esigibili entro dodici mesi	84.840	91.950
Esigibili oltre dodici mesi	-	4
Debiti rappresentati da titoli di credito		
Esigibili entro dodici mesi	7	83
Esigibili oltre dodici mesi	-	7
Debiti verso imprese controllate		
Esigibili entro dodici mesi	21	35
Debiti verso imprese collegate		
Esigibili entro dodici mesi	824	756

CONTO ECONOMICO CONSOLIDATO

(importi in migliaia di euro)	*31/12/2003*	*31/12/2002*
Valore della produzione		
Ricavi delle vendite e delle prestazioni	499.372	493.133
Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti	2.022	14.939
Incrementi di immobilizzazioni per lavori interni	2.861	2.706
Altri ricavi e proventi	2.706	2.450
Totale valore della produzione	*506.961*	*513.228*
Costi della produzione		
Per materie prime, sussidiarie, di consumo e merci	233.816	239.792
Per servizi	102.819	91.324
Per godimento di beni di terzi	5.546	5.282
Per il personale:		
Salari e stipendi	65.056	67.791
Oneri sociali	17.881	18.176
Trattamento di fine rapporto	3.302	3.325
Altri costi	630	386
Ammortamenti e svalutazioni:		
Ammortamento delle immobilizzazioni immateriali	13.289	12.372
Ammortamento delle immobilizzazioni materiali	12.829	12.820
Altre svalutazioni delle immobilizzazioni	257	-
Svalutazioni dei crediti compresi nell'attivo circolante e delle disponibilità liquide	1.206	1.394
Variazioni delle rimanenze di materie prime, sussidiarie di consumo e merci	(3.129)	(2.880)
Accantonamenti per rischi	167	451
Altri accantonamenti	306	31
Oneri diversi di gestione	3.909	3.488
Totale	*457.884*	*453.752*
Differenza tra valore e costi della produzione	*49.077*	*59.476*
Proventi e oneri finanziari		
Proventi da partecipazioni controllate		
Dividendi	9	8
Totale	*9*	*8*
Altri proventi finanziari		
Da crediti iscritti nelle immobilizzazioni		
Imprese controllate	25	-
Altri	-	18
Totale	25	18

Nota integrativa al 31 dicembre 2003

1 Premessa

Il bilancio consolidato al 31 dicembre 2003 è stato redatto in migliaia di euro, sulla base dei progetti di bilancio delle società incluse nell'area di consolidamento, redatti dai rispettivi organi amministrativi.

Relativamente all'attività del Gruppo Interpump ed alla sua struttura si rimanda alla Relazione sulla gestione.

Ai sensi della normativa vigente il bilancio consolidato è stato sottoposto a revisione contabile. La relazione della società di revisione è allegata al fascicolo di bilancio.

2 Principi e area di consolidamento

I principali criteri di consolidamento adottati sono i seguenti:

- il valore di carico delle partecipazioni consolidate viene eliminato contro il relativo patrimonio netto, a fronte dell'assunzione delle attività e delle passività risultanti dai bilanci delle partecipate, con contestuale annullamento dei patrimoni netti delle società stesse, secondo il metodo dell'integrazione lineare;
- le riserve delle società partecipate al 31 dicembre 2003 esistenti alla data dell'acquisizione da parte della controllante sono state eliminate contro il valore delle partecipazioni, mentre è stata mantenuta l'identità delle riserve formatesi successivamente all'acquisizione;
- la differenza tra il valore di carico e la quota di patrimonio netto, determinata con riferimento alla situazione alla data di acquisizione della partecipazione, è trattata come segue:
  - se positiva è attribuita alle singole poste dell'attivo e del passivo cui tale differenza si riferisce; l'eventuale residuo è attribuito ad avviamento che è ammortizzato a quote costanti in un periodo ritenuto congruo in base alla sua prevedibile utilità futura. In assenza di utilità futura, l'eventuale importo residuo viene iscritto in detrazione della riserva di consolidamento;
  - se negativa è accreditata alla riserva di consolidamento;
- le operazioni significative tra società consolidate e quindi i crediti, i debiti, i costi ed i ricavi sono eliminati nel processo di consolidamento. Sono inoltre eliminati i dividendi distribuiti fra società del Gruppo e, qualora significativi, gli utili non ancora realizzati derivanti da operazioni fra le società del Gruppo;
- le poste registrate nei bilanci delle singole società al fine di ottenere benefici fiscali altrimenti non ottenibili, sono eliminate nel processo di consolidamento, tenendo in considerazione il relativo effetto fiscale;
- le quote del patrimonio netto e del risultato di competenza degli azionisti terzi delle società controllate consolidate sono esposte nelle apposite voci previste dagli schemi di bilancio;

Società	*Sede*	*Capitale sociale al 31/12/03 €/000*	*Percentuale di possesso al 31/12/03*	*Interessenza al 31/12/03*
Euromop S.p.A.	Villa del Conte (PD)	103	51,00%	51,00%
Ready System S.r.l. (5)	Villafranca Padovana (PD)	250	51,00%	26,01%
Pulex Srl	Brescia	15	72,00%	72,00%
PZB France S.a.r.l. (3)	Peltre - Francia	32	100,00%	100,00%
Hydrocar S.r.l. (4)	Nonantola (MO)	104	100,00%	100,00%
Hydrometal S.r.l. (6)	Sorbara di Bomporto (MO)	130	100,00%	100,00%
Hydroven S.r.l. (6)	Tezze sul Brenta (VI)	200	51,00%	51,00%
AVI S.r.l. (4)	Varedo (MI)	10	51,00%	51,00%
Hydrocar France S.a.r.l. (4)	Brie Comte Robert Francia	100	99,96%	99,96%
Hydrocar Roma S.r.l. (4)	Modena	10	70,00%	70,00%
Hydrocar Chile S.A.(4)	Santiago (Cile)	37	60,00%	60,00%

(1) = controllata da Interpump Cleaning S.p.A.
(2) = controllata da Soteco S.p.A.
(3) = controllata da P.Z.B S.p.A.
(4) = controllata da Interpump Hydraulics S.p.A.
(5) = controllata da Euromop S.p.A.
(6) = controllata da Hydrocar S.r.l.

Le altre società sono controllate direttamente da Interpump Group S.p.A.

Il capitale sociale delle società estere è stato convertito in euro al cambio storico dell'anno di acquisizione.

Rispetto all'area di consolidamento del bilancio consolidato al 31 dicembre 2002 IP Gansow GmbH, acquisita nel marzo 2002, è stata consolidata per dodici mesi, mentre era stata consolidata per 10 mesi nel 2002. Gli impatti di tale variazione non sono significativi, come riportato nella relazione sulla gestione.

Inoltre nel gennaio 2003 è stata ceduta Interpump Hydraulics Asia Pte. A causa delle maggiori dimensioni raggiunte è stata consolidata per la prima volta Hydrocar Chile S.A., precedentemente valutata con il metodo del patrimonio netto. Gli effetti del deconsolidamento di Interpump Hydraulics Asia Pte e del consolidamento di Hydrocar Chile S.A. non sono significativi sul bilancio consolidato e tendono a compensarsi. Per questo motivo non se ne è tenuto conto nel commento a parità di area di consolidamento. E' stata inoltre consolidata per la prima volta IP Cleaning Holding S.r.l., la cui unica attività è quella di detenere una partecipazione del 7,5% in General Technology S.r.l., acquisita nel primo trimestre 2003, sulla base di precedenti accordi contrattuali

3 Riconciliazione fra utile e patrimonio netto della Capogruppo con quelli consolidati

Il raccordo fra utile e patrimonio netto della Capogruppo con quelli consolidati è il seguente (importi espressi in €/000):

dalla normativa vigente, interpretata ed integrata dai principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri e, ove mancanti, dall'International Accounting Standards Board (IASB). Ai fini di una migliore informativa, sono stati esposti i seguenti prospetti supplementari che costituiscono parte integrante della presente nota:

- prospetto dei flussi di cassa;
- prospetto dei movimenti di patrimonio netto consolidato;
- stato patrimoniale consolidato riclassificato;
- conto economico consolidato riclassificato.

I principi contabili adottati, i principali dei quali sono esposti di seguito, non si discostano da quelli utilizzati per la redazione del bilancio consolidato al 31 dicembre 2002, presentato a fini comparativi.

Gli importi sono espressi in migliaia di euro, salvo ove espressamente specificato.

Immobilizzazioni immateriali

Sono iscritte al costo e sono esposte al netto degli ammortamenti accumulati, calcolati a quote costanti in base alla loro residua utilità futura.

In particolare le aliquote di ammortamento utilizzate sono le seguenti:

- L'avviamento emerso in sede di acquisizione del Gruppo Interpump da parte della Interpump Group S.p.A. rappresenta il maggior valore pagato in sede di acquisizione del Gruppo Interpump dopo aver considerato il valore corrente delle attività e passività oggetto dell'acquisizione, sostanzialmente in linea con il loro valore di carico nei bilanci delle società, e si giustifica con la capacità reddituale, le opportunità di sviluppo e la posizione competitiva del Gruppo Interpump.

  Gli avviamenti emersi in sede di acquisizione delle ulteriori quote nelle società consolidate, sono conseguenti all'acquisizione del Gruppo Interpump e pertanto sono stati trattati con la stessa metodologia. Gli avviamenti conseguenti all'acquisizione del Gruppo Interpump sono ammortizzati in 20 anni, periodo considerato rappresentativo dell'utilità economica in base alle osservazioni di mercato ed alle aspettative di durata e di sviluppo aziendale che hanno portato a riconoscere tale maggior valore in sede di acquisizione del Gruppo Interpump che opera in un settore nel quale non sono prevedibili rapidi o improvvisi mutamenti tecnologici o produttivi; questa considerazione porta a ritenere che il Gruppo Interpump possa conservare per lungo tempo le posizioni concorrenziali acquisite sul mercato. Il periodo di ammortamento applicato, coerente con le considerazioni e valutazioni effettuate all'atto dell'acquisizione del Gruppo Interpump, rientra nel periodo indicato dai Principi Contabili emessi dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri e dai Principi Contabili Internazionali.

  L'avviamento emerso in sede di acquisizione delle altre società è stato trattato in coerenza dell'avviamento del Gruppo Interpump (ammortizzato in venti anni) per omogeneità e complementarietà dell'attività, ad eccezione:

I beni di valore unitario inferiore a 516 euro sono completamente ammortizzati nell'esercizio nel quale sono acquistati in considerazione della loro limitata rilevanza.

Ai sensi dell'art. 10 della Legge n. 72 del 19 marzo 1983, precisiamo che non vi sono state rivalutazioni monetarie od economiche diverse da quelle sopra menzionate né deroghe ai sensi degli articoli 2423 e 2423 bis del Codice Civile.

I beni acquisiti con contratti di locazione finanziaria, qualora significativi, sono contabilizzati, così come previsto dall'International Accounting Standards, secondo la metodologia finanziaria che prevede la capitalizzazione del valore originario del bene contro il debito in linea capitale e l'addebito a conto economico degli ammortamenti calcolati secondo la prevista vita economico-tecnica del bene. I canoni di competenza sono imputati, quanto alla quota capitale a riduzione del debito, quanto alla quota interessi a conto economico. Gli effetti fiscali di questa metodologia sono iscritti nel fondo imposte differite.

Le immobilizzazioni materiali in corso di esecuzione sono valutate al costo e sono ammortizzate a partire dall'esercizio nel quale entrano in funzione.

Le spese di manutenzione e riparazione sono imputate al conto economico nel periodo nel quale vengono sostenute, ovvero capitalizzate se di natura incrementativa del valore o della durata economica del cespite.

Qualora alla data di chiusura dell'esercizio il valore, determinato come sopra indicato, risulti durevolmente superiore al valore economico del bene, l'importo viene rettificato attraverso un'apposita svalutazione. Quando non ricorrano più i presupposti di tale svalutazione viene ripristinato in tutto o in parte il valore originario.

Partecipazioni

Le partecipazioni nelle società controllate non consolidate e nelle società collegate sono valutate con il metodo del patrimonio netto. Le partecipazioni nelle altre imprese sono valutate con il metodo del costo determinato dal costo di acquisto o di sottoscrizione. Qualora alla data di chiusura dell'esercizio si riveli la presenza di perdite permanenti di valore rispetto all'importo determinato con la suddetta metodologia, la partecipazione stessa è conseguentemente svalutata. Laddove, successivamente, vengano meno i motivi di tale svalutazione viene ripristinato in tutto o in parte il valore originario.

I dividendi sono rilevati al momento della delibera assembleare.

Azioni proprie

Le azioni proprie assegnate ai beneficiari del piano di stock option sono classificate nell'attivo circolante e sono valutate al minore fra il costo ed il mercato, rappresentato dal prezzo di esercizio delle azioni. Le altre azioni proprie sono classificate nelle immobilizzazioni finanziarie in quanto non se ne prevede lo smobilizzo nel breve periodo e sono valutate al costo, eventualmente rettificato in caso di perdite permanenti di valore.

Come richiesto dalla vigente normativa è stata costituita per pari importo la corrispondente riserva all'interno del patrimonio netto consolidato.

Amministrazione del 12 novembre 2003, prevede le fattispecie da coprire e gli strumenti finanziari da utilizzare per le suddette coperture. In particolare la procedura prevede la copertura delle vendite in dollari USA dall'Italia negli Stati Uniti al momento del ricevimento dell'ordine o quando questo è ragionevolmente certo. Inoltre la procedura prevede la copertura delle vendite della nostra controllata americana sul mercato USA che si riferiscono ad acquisti in euro per un periodo da quattro ad otto mesi dei flussi previsti. Gli strumenti finanziari derivati, a copertura delle operazioni commerciali in valuta estera, sono valutati al costo. Quando non è possibile abbinare, per obiettiva difficoltà, gli strumenti finanziari derivati con le sottostanti operazioni commerciali, gli strumenti finanziari sono valutati al mercato (metodo mark-to-market). L'utile o la perdita derivanti da tale valutazione sono imputati fra i componenti finanziari del conto economico.

Operazioni di copertura del rischio di tasso

I contratti di copertura del rischio di tasso d'interesse su finanziamenti sono valutati al costo. La rilevazione dei maggiori o minori interessi passivi rispetto a quelli previsti dal contratto di finanziamento originario sono rilevati per competenza. Le opzioni incluse negli strumenti finanziari derivati che non rientrano in una rigorosa logica di copertura, stipulate prima dell'adozione della procedura di copertura dei rischi citata nel paragrafo precedente, pur facendo parte dello strumento strutturato utilizzato per la copertura del rischio di tasso, sono valutate al mercato.

Fondi per rischi ed oneri

I fondi per rischi ed oneri accolgono gli stanziamenti, certi o presunti, determinati sulla base di ragionevoli stime di situazioni che possono originare potenziali passività future.

In particolare tale voce accoglie il fondo indennità clientela agenti, costituito per tenere conto delle indennità da corrispondere in caso di cessazione del rapporto, il fondo per altri rischi ed oneri e il fondo imposte differite.

Il fondo per altri rischi ed oneri accoglie accantonamenti per passività potenziali, meglio descritte in sede di commento di tale voce.

Trattamento di fine rapporto

Il trattamento di fine rapporto riflette il debito nei confronti di tutti i dipendenti per l'indennità di fine rapporto maturata in conformità alla legislazione vigente ed ai contratti collettivi di lavoro.

Debiti

Sono iscritti al valore nominale, ritenuto rappresentativo del loro valore di estinzione.

prodotti lanciati nel 2003, descritti nella relazione sulla gestione, l'ammortamento è effettuato su cinque anni, così come per i prodotti lanciati negli anni precedenti. Tali costi si considerano recuperabili in funzione delle previsioni di vendita dei prodotti sviluppati.

I diritti di brevetto industriale sono costituiti da costi per l'acquisto di brevetti legati al processo produttivo.

Le spese di concessioni, licenze e marchi e diritti simili sono costituite principalmente dalle spese di acquisto di licenze per l'utilizzo del software.

Le altre immobilizzazioni immateriali includono i costi per migliorie su beni di terzi di una controllata americana per €/000 817 (€/000 1.134 al 31/12/2002).

L'avviamento rappresenta la differenza fra il valore di carico delle partecipazioni e la quota di patrimonio netto determinata con riferimento alla situazione alla data di acquisizione ed ha registrato i seguenti movimenti (importi espressi in €/000):

Società:	Saldo al 31/12/2002	Incrementi del 2003	Riclassifiche del 2003	Ammortamenti 2003	Saldo al 31/12/2003
Interpump Group S.p.A.	35.142	-	-	(2.617)	32.525
Interpump Cleaning S.p.A.	20.299	-	5.473	(1.862)	23.910
Soteco S.p.A.	23.243	-	-	(1.531)	21.712
Interpump Hydraulics S.p.A.	7.061	11.615	-	(891)	17.785
Euromop S.p.A.	10.244	-	-	(632)	9.612
General Technology S.r.l.	7.232	58	-	(483)	6.807
Muncie Power Products Inc.	6.910	53	-	(416)	6.547
General Pump Companies Inc.	6.446	-	-	(393)	6.053
Unielectric S.p.A.	5.198	-	-	(387)	4.811
Pulex S.r.l.	2.848	1.006	-	(197)	3.657
Teknova S.r.l.	3.520	-	(3.347)	(173)	-
IP Floor S.p.A.	1.845	-	(1.845)	-	-
IP Gansow GmbH	1.267	-	(281)	(72)	914
S.I.T. S.p.A.	935	-	-	(69)	866
Hydroven S.r.l.	883	-	-	(113)	770
Ready System S.r.l.	801	-	-	(47)	754
Interclean Assistance S.A.	219	-	-	(13)	206
Totale	*134.093*	*12.732*	-	*(9.896)*	*136.929*

L'incremento del 2003 è dovuto all'acquisto di quote di minoranza di Interpump Hydraulics, di Pulex, di General Technology e di Muncie Power Products commentato precedentemente. Inoltre a seguito della fusione di IP Floor in Interpump Cleaning e del conferimento del ramo di azienda di Teknova sempre in Interpump Cleaning, i relativi avviamenti sono stati riclassificati in Interpump Cleaning. Analogamente, a seguito del trasferimento delle attività commerciali estere di IP Gansow GmbH ad Interpump Cleaning, la relativa quota di avviamento è stata riclassificata di conseguenza.

Le partecipazioni sono così composte (importi espressi in €/000):

		31/12/2003	% di partecipazione	31/12/2002	% di partecipazione
Partecipazioni in imprese controllate:					
IP Cleaning Holding S.r.l.*	(4)	-	-	8	100,00%
Portotecnica S.A.	(1)	700	100,00%	646	100,00%
Hydrocar Chile S.A.*	(3)	-	-	322	60,00%
IP Cleaning España	(2)	-	75,00%	-	51,00%
Soteco Benelux BVBA S.p.r.l.	(2)	142	100,00%	108	100,00%
Gansow France E.u.r.l.	(8)	8	100,00%	-	-
Western Floor Private Ltd	(1)	126	51,00%	126	51,00%
General Pump China Inc.	(7)	-	100,00%	-	-
IP Cleaning Industria e Comercio Ltda	(2)	-	100,00%	-	-
Euromop do Brasil Holding Ltda	(5)	-	100,00%	-	100,00%
Totale partecipazioni in imprese controllate		*976*		*1.210*	
Partecipazioni in imprese collegate:					
Transferoil S.p.A.	(4)	4.816	49,00%	4.936	49,00%
P.Z.B. Australia Pty Ltd	(6)	1.140	50,00%	908	50,00%
Totale partecipazioni in imprese collegate		*5.956*		*5.844*	
Partecipazioni in altre imprese :					
Metalprint S.r.l.	(4)	483	19,00%	483	19,00%
Six S.r.l.	(4)	-	-	6	19,00%
Altre		11	n.s	19	n.s
Totale partecipazioni in altre imprese		494		508	
Totale partecipazioni		7.426		7.562	

(1) = posseduta da Interpump Cleaning S.p.A.
(2) = posseduta da Soteco S.p.A.
(3) = posseduta da Interpump Hydraulics S.p.A.
(4) = posseduta da Interpump Group S.p.A.
(5) = posseduta da Euromop S.p.A.
(6) = posseduta da P.Z.B. S.p.A.
(7) = posseduta da General Pump Inc.
(8) = posseduta da IP Gansow Gmbh
* = consolidata integralmente nel 2003

La partecipazione in IP Cleaning España (ex Aspiradores Soteco), General Pump China Inc, IP Cleaning Industria e Commercio Ltda e Euromop do Brasil sono valutate a zero a fronte, al passivo, di un fondo rischi di €/000 539 (97 €/000 nel 2002), iscritto nei fondi per oneri e rischi, costituito con contropartita "svalutazioni di partecipazioni", per tenere conto della valutazione con il metodo del patrimonio netto, che riflette la rettifica per l'eliminazione degli utili infragruppo sedimentati nel magazzino. Il dettaglio di tale fondo è il seguente:

	Sede	Capitale Sociale
Società controllate:		
Portotecnica S.A.	Barcellona (Spagna)	60.200 €
IP Cleaning España S.L.	Barcellona (Spagna)	127.000 €
Soteco Benelux BVBA	Burcht (Belgio)	20.000 €
Western Floor Private Ltd	New Dehli (India)	10.000.000 Rupie
Euromop do Brasil Holding Ltda	S.Paolo (Brasile)	12.500 Real
Gansow France E.u.r.l.	Epone (Francia)	8.000 €
General Pump China Inc.	LianXing Village (Cina)	100.000 $ Americani
IP Industria e Commercio Ltda	Curitiba (Brasile)	115.000 Real
Società collegate:		
Transfer Oil S.p.A.	Colorno (PR)	1.000.000 €
P.Z.B. Australia Pty Ltd	NSW (Australia)	500.000 $ Australiani

Crediti

Fra i crediti finanziari è incluso un finanziamento verso Euromop Brasil Holding Ltda per 6 €/000.

I crediti finanziari verso altri sono relativi prevalentemente agli anticipi sull'imposta sul T.F.R per €/000 384, che si è ridotto nell'esercizio di 176 €/000, a polizze sulla vita dei dipendenti di una nostra controllata americana per €/000 1.799 (€/000 1.892 nel 2002), ed ad un finanziamento di €/000 227 alla nostra partecipata SCI Europa al tasso del 5%, rimasto sostanzialmente invariato rispetto al 2002.

Azioni proprie

Le azioni proprie (iscritte per 29.733 €/000 nelle immobilizzazioni finanziarie e per 3.520 €/000 nell'attivo circolante) sono state acquistate dalla controllante e corrispondono al 31 dicembre 2003 al 9,7% del capitale (n. 8.106.240 azioni). Il valore di carico unitario medio è pari a € 4,10. Sulla base della media dei prezzi medi dei primi due mesi dell'anno il valore di carico delle azioni proprie iscritte nelle immobilizzazioni finanziarie è superiore a quello espresso dal mercato di €/000 3.986.

Si ritiene peraltro che tale maggior valore non abbia carattere permanente e pertanto non si considera opportuno procedere ad una svalutazione per i seguenti motivi:

- i mercati finanziari vivono un periodo di incertezza se non di depressione per la situazione economica mondiale;
- il Gruppo mostra un andamento soddisfacente in un anno particolarmente difficile dei mercati mondiali;
- le valutazioni effettuate da 6 analisti finanziari che seguono con continuità il titolo Interpump Group evidenziano una media di target price pari ad un valore unitario di € 4,12, superiore all'attuale valore di carico;

	2003	2002
	€/000	€/000
Fondo iniziale	4.208	3.588
Accantonamento dell'esercizio	1.094	990
Utilizzi per perdite	(236)	(278)
Differenza cambi	(87)	(92)
Altri movimenti	(197)	-
Fondo finale	*4.782*	*4.208*

Crediti

I crediti dell'attivo circolante sono analizzabili come segue:

Non vi sono crediti con esigibilità prevista oltre 5 anni.

Crediti verso clienti

I crediti verso clienti sono così composti:

	31/12/2003	31/12/2002
	€/000	€/000
Crediti verso clienti	84.364	93.057
Fondo svalutazione crediti	(2.967)	(3.163)
Crediti netti verso clienti	*81.397*	*89.894*

Si sono verificate differenze cambio negative da conversione per €/000 1.855. Pertanto si è verificato una riduzione dei crediti verso clienti pari a €/000 6.642 (-7,5%).

La movimentazione delle rettifiche di valore è la seguente:

	Accantonamenti fiscalmente deducibili 2003	Accantonamenti tassati 2003	Accantonamenti interessi di mora	Totale 2003	Totale 2002
	€/000	€/000		€/000	€/000
Saldo Iniziale	1.494	1.645	24	3.163	3.321
Accantonamento dell'esercizio	705	501	-	1.206	1.394
Utilizzo per perdite	(547)	(806)	(22)	(1.375)	(1.525)
Differenza cambi	(5)	(18)	-	(23)	(27)
Variazione area di consolidamento	(4)	-	-	(4)	-
Saldo finale	*1.643*	*1.322*	*2*	*2.967*	*3.163*

La composizione dei crediti per valuta è la seguente:

Disponibilità liquide

Si rimanda al prospetto dei flussi di cassa per la loro movimentazione. Il saldo include 5.990 €/000 di depositi bancari denominati in dollari americani (€/000 5.201 al 31/12/2002).

Ratei e risconti attivi

Sono così composti:

	31/12/2003	31/12/2002
	€/000	€/000
Risconto dell'imposta sostitutiva su plusvalenze da cessione partecipazioni	5.953	7.143
Risconti su canoni di leasing operativi	54	63
Risconto su patto di non concorrenza	371	532
Risconto su assicurazioni	254	158
Risconto per canoni di manutenzione e assistenza	158	166
Altri ratei e risconti attivi	512	531
Totale ratei e risconti attivi	*7.302*	*8.593*

Il risconto dell'imposta sostitutiva è stato commentato nel paragrafo dei principi di consolidamento. È imputato a conto economico in dieci anni, partendo dal 1999.

Il risconto per il patto di non concorrenza si riferisce alla quota non di competenza economica, pagata nell'anno 2001 del compenso riconosciuto a questo titolo e commentato nella relazione sulla gestione.

Patrimonio netto

Il riepilogo delle variazioni avvenute nei conti di patrimonio netto consolidato, con il raccordo con quelli risultanti dal bilancio consolidato al 31 dicembre 2001 e 2002, è riportato nel Prospetto dei movimenti di patrimonio netto consolidato incluso nei Prospetti supplementari.

Capitale sociale

Il capitale sociale della Capogruppo è interamente versato ed ammonta al 31 dicembre 2003 a €/000 43.447 diviso in n. 83.551.250 azioni ordinarie da € 0,52.

Nel corso dell'esercizio sono stati esercitati diritti di opzione in esecuzione del piano di stock option, che hanno comportato un aumento di capitale per €/000 369.

Relativamente ai piani di stock option si fa riferimento alla relazione sulla gestione.

L'Assemblea Straordinaria del 20 dicembre 1999 ha approvato l'aumento di capitale a pagamento per massime complessive €/000 884 mediante emissione di massime n. 1.700.000 azioni ordinarie del valore nominale di € 0,52 che saranno offerte ad un prezzo pari al valore nominale a dipendenti di Interpump Group S.p.A. e società

	Saldo al 31/12/2002	Differenze cambio	Incrementi	Decrementi	Variazione dell'area di consolida-mento	Saldo al 31/12/2003
Trattamento di quiescenza	327	-	21	(140)	-	208
Fondo indennità suppletiva di clientela	507	-	61	(8)	-	560
Fondo imposte differite	5.232	(185)	1.810	(1.369)	12	5.500
Fondo ristrutturazione industriale	1.275	-	-	(1.239)	-	36
Fondo garanzia prodotti	477	(22)	300	(124)	-	631
Fondo per altre passività potenziali	1.598	(19)	476	(472)	-	1.583
Fondo rischi partecipazione Gruppo	166	-	442	(69)	-	539
Totale fondi	9.582	(226)	3.110	(3.421)	12	9.057

Trattamento di quiescenza

Il trattamento di quiescenza si riferisce all'indennità di fine mandato di amministratori relativi a società controllate.

Per imposte

Il fondo accoglie gli accantonamenti per imposte differite passive determinati per tenere conto degli effetti fiscali delle rettifiche di consolidamento principalmente relative all'eliminazione degli utili infragruppo, agli ammortamenti anticipati ed alla contabilizzazione dei contratti di locazione finanziaria in base al cosiddetto metodo finanziario. Inoltre tale fondo accoglie gli accantonamenti per imposte differite passive relative al compenso riconosciuto a titolo di patto di non concorrenza ad un amministratore e commentato nella relazione sulla gestione, che è stato riscontato in ragione della competenza temporale, mentre fiscalmente è stato dedotto per cassa in esercizi precedenti.

Riguardo alla situazione fiscale si segnala che risultano definiti per le società italiane, ai fini delle imposte dirette gli esercizi fino al 1997 ed ai fini IVA tutti gli esercizi fino al 1998.

Non esistono significativi contenziosi con le autorità fiscali.

Altri

Il fondo rischi partecipazioni Gruppo è commentato nella voce partecipazioni.

Il fondo per altre passività potenziali si riferisce a diverse situazioni di contenzioso o di passività potenziali o di impegni stimati in essere nelle società del Gruppo.

Il decremento del fondo ristrutturazione industriale è relativo al sostanziale completamento della ristrutturazione di IP Gansow GmbH.

Gli altri finanziamenti ammontano complessivamente a €/000 106.604, dei quali €/000 49.480 esigibili entro dodici mesi, e sono regolati a normali condizioni di mercato. Per i suddetti finanziamenti gravano ipoteche su immobili pari a €/000 4.132. Di tali finanziamenti €/000 11.474 sono denominati in US dollari e sono riferiti ai finanziamenti delle due società controllate statunitensi.

In relazione a finanziamenti per €/000 40.657 sono stati stipulati contratti di copertura del rischio di tasso.

Debiti verso altri finanziatori

Il debito è così composto:

	31/12/2003 €/000	31/12/2002 €/000
Quota corrente dei debiti per leasing finanziari	2.754	2.585
Debiti infruttiferi verso soci di società controllate	-	156
Altri	18	27
Quota esigibile entro dodici mesi	2.772	2.768
Quota a medio-lungo dei debiti per leasing finanziari	25.762	25.332
Debiti infruttiferi verso soci di società controllate	108	161
Altri	1	17
Quota esigibile oltre i dodici mesi	25.871	25.510
Totale debiti verso altri finanziatori	28.643	28.278
Di cui debiti verso altri finanziatori esigibili oltre cinque anni	11.611	12.410

Debiti verso fornitori

La composizione dei debiti in valuta al 31 dicembre 2003 è così dettagliata:

Dollari americani	3.616.675
Franchi Svizzeri	1.109
Sterline	10.661
Yen	3.603
Corone svedesi	3.298
Dollari canadesi	37.262
Dollari Australiani	1.800
Remimbi	31.180
Dollari di Singapore	450

Debiti rappresentati da titoli di credito

Si tratta di effetti relativi a finanziamenti Sabatini di una società controllata.

CONTI D'ORDINE

I conti d'ordine sono così composti:

	31/12/2003	31/12/2002
	€/000	€/000
Garanzie reali prestate	4.132	5.217
Fidejussioni ottenute per rimborsi I.V.A.	12.748	14.675
Fidejussioni rilasciate da terzi a favore dei venditori di partecipazioni	258	258
Fidejussioni rilasciate a terzi a garanzia di cessioni di partecipazioni	-	1.214
Fidejussioni rilasciate a favore di società controllate non consolidate	1.750	-
Impegni di acquisto a termine di materie prime	2.772	4.455
Impegni per contratti a termine in valuta	75.511	47.509
Impegni per acquisto di immobilizzazioni	2.193	1.882
Altri minori	3.961	1.425
Totale	*103.325*	*76.635*

Gli impegni di vendita ed acquisto a termine di valuta estera includono 27.920 €/000 di impegni di acquisto e di vendita dello stesso importo che si annullano fra loro, relativi a strumenti finanziari derivati originariamente sottoscritti per coprire un previsto flusso di ricavi in dollari e che successivamente sono stati neutralizzati mediante la sottoscrizione di impegni di segno inverso. L'esecuzione di detti contratti originerà effetti pressoché nulli sui risultati 2004. Pertanto gli impegni effettivi sono pari a 47.578 €/000. Nel corso dell'esercizio, come descritto nel paragrafo relativo ai principi contabili, il gruppo ha adottato una procedura per la copertura dal rischio cambi e tassi ed ha accentrato il controllo su dette operazione presso il management della Capogruppo. Per dare esecuzione alla strategia di copertura cambi prevista dalla procedura, sono stati neutralizzati, tramite la sottoscrizione di contratti di segno inverso, strumenti finanziari derivati che non rispettavano la strategia adottata per 7.005 €/000, scaduti nel dicembre 2003. L'operazione ha comportato una perdita su cambi iscritta nel conto economico fra gli oneri finanziari pari a 749 €/000 e non comporterà ulteriori effetti.

Segnaliamo inoltre i seguenti impegni per acquisto di quote di minoranza di partecipazioni già controllate, sulla base dei risultati conseguiti dalle società medesime:

Società	Percentuale da acquisire	Tempistica
General Technology S.r.l.	7,5%	Approvazione bilancio 2003
Pulex S.r.l.	28%	Approvazione bilanci 2003/2004
Sit S.p.A.	5%	Approvazione bilancio 2003
Muncie Power Products Inc.	15,13%	Approvazione bilancio 2005

Costi per prestazioni di servizi

Sono così dettagliati (importi espressi in €/000):

	31/12/2003	31/12/2002
	€/000	€/000
Elettricità, acqua, gas	3.316	3.149
Telefono	1.512	1.461
Lavorazioni esterne	42.105	35.142
Oneri inerenti la quotazione in borsa	361	309
Consulenze	3.397	3.527
Listini e cataloghi	319	603
Lavoro interinale	4.796	6.014
Prestazioni di servizi vari	4.512	2.102
Manutenzioni e riparazioni	3.829	3.763
Trasporti	7.175	5.841
Provvigioni	9.066	7.709
Viaggi e trasferte	2.257	2.303
Pubblicità, fiere ed esposizioni	4.592	3.679
Emolumenti Amministratori	4.740	4.304
Emolumenti Collegio Sindacale	337	348
Assicurazioni	3.429	3.998
Varie industriali	2.136	1.749
Spese varie	4.940	5.323
Totale costi per servizi	*102.819*	*91.324*

I costi per servizi sono aumentati del 12,6%. Gli incrementi più significati sono quelli delle lavorazioni esterne, delle provvigioni e dei trasporti, legati al forte incremento del segmento consumer del Settore Cleaning come meglio descritto nella Relazione sulla gestione.

Segnaliamo che l'ammontare dei compensi spettanti agli amministratori e ai sindaci dell'impresa controllante Interpump Group S.p.A. per lo svolgimento di tali funzioni anche in altre imprese incluse nell'area di consolidamento è rispettivamente di €/000 401 e di €/000 72, come si evince dal dettaglio nominativo incluso nella nota integrativa della Capogruppo.

Costi per il personale

Il costo del lavoro, al netto dei costi di ricerca capitalizzati, ammonta a €/000 85.394 nell'esercizio chiuso al 31 dicembre 2003 (€/000 84.336 a parità di area di consolidamento) e a €/000 88.262 al 31 dicembre 2002 (sempre al netto delle capitalizzazioni), con un risparmio del 4,4% a parità di area di consolidamento, dovuto ad una riduzione del numero dei dipendenti, come meglio specificato nella Relazione sulla gestione.

	31/12/2003	31/12/2002
	€/000	€/000
Interessi passivi per debiti verso banche a breve	849	955
Interessi passivi su finanziamenti a medio-lungo	7.660	7.613
Interessi passivi su leasing	1.025	845
Sconti finanziari concessi a clienti	2.620	1.623
Commissioni e spese su fidejussioni	118	207
Perdite su cambi	3.397	2.431
Altri	250	44
Totale interessi ed altri oneri finanziari	*15.919*	*13.718*

Le perdite su cambi al 31/12/2003 sono così composte:

- 1.795 migliaia di euro si riferiscono alla valutazione dei contratti derivati negoziati per coprire il fatturato in valuta diretto in Nord America dal rischio di cambio; per tali contratti, di copertura, al 31/12/2002, non erano ancora presenti gli ordini e pertanto a tale data erano stati valutati al mercato, come meglio evidenziato nelle note al bilancio al 31/12/2002. Per effetto della diversa tempistica del ricevimento degli ordini rispetto alla stipula degli strumenti finanziari derivati di copertura, nel 2003 si è registrata la suddetta perdita su cambi, che ha come contropartita un analogo importo sul fatturato, convertito al cambio di copertura; l'effetto sull'utile netto di questo trattamento contabile è pertanto nullo;
- 195 mila euro si riferiscono al finanziamento concesso alla controllata Muncie Power Products rimborsato nel mese di luglio;
- 749 mila euro si riferiscono alla neutralizzazione di strumenti finanziari derivati, come meglio descritto in sede di commento ai conti d'ordine;
- il residuo di 658 mila euro è relativo alla conversione dei saldi in valuta non coperti da strumenti finanziari al cambio di fine periodo e da perdite su cambi realizzati nel periodo su transazioni non coperte da strumenti finanziari.

Rettifiche di valore di attività finanziarie

La voce accoglie gli adeguamenti del valore delle partecipazioni in imprese controllate non consolidate ed in imprese collegate al metodo del patrimonio netto.

Proventi ed oneri straordinari

Sono così composti:

	31/12/2003	31/12/2002
Proventi:	€/000	€/000
Plusvalenza da alienazioni	290	28
Recuperi di imposte di esercizi precedenti	249	568

Prospetti supplementari

Rendiconto Finanziario consolidato

Prospetto dei movimenti nei conti di patrimonio netto consolidato

Stato patrimoniale consolidato riclassificato

Conto economico consolidato riclassificato

RENDICONTO FINANZIARIO CONSOLIDATO

(importi in migliaia di euro)	*31/12/2003*	*31/12/2002*
Utile netto del periodo	14.253	21.085
Utile dell'esercizio di pertinenza di terzi	3.218	4.957
Componenti reddituali non monetarie :		
Ammortamenti delle immobilizzazioni materiali e immateriali	26.118	25.192
Variazioni del TFR	822	1.539
Variazione fondo imposte differite e crediti per imposte anticipate	(929)	1.814
Perdite (Utili netti) di partecipazioni non consolidate	202	(219)
Minusvalenze (Plusvalenze) nette da alienazioni	(330)	(138)
(Utile) perdite su cambi su finanziamenti e crediti infragruppo	204	496
Dividendi incassati	(9)	-
Svalutazione delle immobilizzazioni	257	-
Variazione altri fondi	(1.194)	1.186
Cash flow generato dalla gestione reddituale	*42.612*	*55.912*
Impieghi per finanziare il capitale circolante netto operativo	(7.138)	(4.349)
Cash flow operativo generato	*35.474*	*51.563*
Attività di investimento		
Incremento delle immobilizzazioni materiali	(17.392)	(30.237)
Incremento immobilizzazioni immateriali	(3.845)	(4.323)
Acquisizioni nette di partecipazioni e rami di azienda	(20.168)	(7.707)
Variazione del debito per acquisto partecipazioni	-	(258)
Acquisto di azioni proprie	(3.286)	(4.241)
Prezzo incassato dalla cessione di immobilizzazioni	1.710	201
Altre variazioni	155	1.323
Totale cash flow impiegato da attività di investimento	*(42.826)*	*(45.242)*
Attività di finanziamento		
Acquisizioni (rimborsi) di finanziamenti a medio -lungo termine	23.284	31.243
Acquisizione (rimborsi) di finanziamenti soci	(209)	50
Incasso (Incremento) di crediti finanziari e a medio-lungo termine	(1.329)	181
Aumento di capitale	369	718
Dividendi incassati da società non consolidate integralmente	327	436
Dividendi pagati	(24.914)	(9.501)
Totale cash flow ottenuto (utilizzato) dall'attività di finanziamento	*(2.472)*	*23.127*
Cash flow generato (impiegato)	(9.824)	29.448

PROSPETTO DEI MOVIMENTI NEI CONTI DI PATRIMONIO NETTO DEL GRUPPO

(Importi espressi in migliaia di euro)

	Capitale sociale	Riserva legale	Riserva da sovrapprezzo azioni	Riserva per azioni proprie in portafoglio	Riserva da differenza di traduzione	Altre riserve e utili portati a nuovo	Utile dell'esercizio	Totale
Saldi al 31 dicembre 2001	*42.778*	*8.687*	*29.488*	*25.726*	*1.930*	*29.952*	*21.433*	*159.994*
Aumento di capitale sottoscritto in data 18/01/2002 per stock option	71	-	280	-	-	-	-	351
Aumento di capitale sottoscritto in data 28/02/2002 per stock option	74	-	-	-	-	-	-	74
Distribuzione dividendi	-	-	-	-	-	-	(7.641)	(7.641)
Allocazione dell'utile residuo	-	-	-	-	-	13.792	(13.792)	-
Delibera dell'Assemblea del 16/04/2002	-	60	(60)	-	-	-	-	-
Aumento di capitale sottoscritto in data 19/04/2002 per stock option	12	-	46	-	-	-	-	58
Aumento di capitale sottoscritto in data 31/05/2002 per stock option	120	-	-	-	-	-	-	120
Aumento di capitale sottoscritto in data 18/10/2002 per stock option	23	-	92	-	-	-	-	115
Incremento riserva azioni proprie in portafoglio	-	-	-	4.241	-	(4.241)	-	-
Differenza cambio per traduzione bilanci società estere	-	-	-	-	(3.450)	-	-	(3.450)
Utile netto del periodo	-	-	-	-	-	-	21.085	21.085
Altri movimenti	-	-	-	-	-	20	-	20
Saldi al 31 dicembre 2002	*43.078*	*8.747*	*29.846*	*29.967*	*(1.520)*	*39.523*	*21.085*	*170.726*
Aumento di capitale sottoscritto in data 28/02/2003 per stock option	122	-	-	-	-	-	-	122
Distribuzione dividendo ordinario	-	-	-	-	-	-	(8.304)	(8.304)
Allocazione dell'utile residuo	-	-	-	-	-	12.781	(12.781	-
Aumento di capitale sottoscritto in data 31/05/2003 per stock option	247	-	-	-	-	-	-	247
Distribuzione dividendo straordinario	-	-	(15.089)	-	-	-	-	(15.089)
Incremento riserva azioni proprie in portafoglio	-	-	-	3.286	-	(3.286)	-	-
Differenza cambio per traduzione bilanci società estere	-	-	-	-	(4.392)	-	-	(4.392)
Utile netto del periodo	-	-	-	-	-	-	14.253	14.253
Saldi al 31 dicembre 2003	43.447	8.747	14.757	33.253	(5.912)	49.018	14.253	157.563

CONTO ECONOMICO CONSOLIDATO RICLASSIFICATO

(importi in migliaia di euro)	*31/12/2003*		*31/12/2002*	
Ricavi netti	501.721	*100,0%*	492.939	*100,0%*
Acquisti, al netto delle variazioni nelle rimanenze finali	(228.118)		(219.165)	
Margine lordo industriale	*273.603*	*54,5%*	*273.774*	*55,5%*
Costo del personale	(85.394)		(88.262)	
Altri costi operativi	(112.942)		(100.988)	
Margine operativo lordo	*75.267*	*15,0%*	*84.524*	*17,1%*
Ammortamenti operativi	(16.086)		(15.316)	
Risultato operativo	*59.181*	*11,8%*	*69.208*	*14,0%*
Ammortamento dell'avviamento	(9.896)		(9.524)	
Ammortamento della differenza di consolidamento allocata a fabbricati	(208)		(208)	
Proventi (oneri) finanziari netti	(8.422)		(8.448)	
Differenze cambio	(2.719)		862	
Sconti finanziari concessi a clienti	(2.620)		(1.623)	
Adeguamento delle partecipazioni al metodo del patrimonio netto e rettifiche di attività finanziarie	(202)		211	
Proventi (oneri) straordinari netti	(182)		(1.160)	
Risultato di esercizio prima delle imposte e della quota di terzi	*34.932*	*7,0%*	*49.318*	*10,0%*
Imposte sul reddito	(17.461)		(23.276)	
Risultato di esercizio prima della quota di pertinenza di terzi	*17.471*	*3,5%*	*26.042*	*5,3%*
Risultato di esercizio di pertinenza di terzi	(3.218)		(4.957)	
Utile netto consolidato dell'esercizio	*14.253*	*2,8%*	*21.085*	*4,3%*

Altre informazioni
(Importi espressi in €/000)

	Cleaning		Oleodinamico		Industriale		Altri		Eliminazioni		Interpump Group	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Attività del settore	261.956	259.598	110.662	109.761	112.309	118.282	-	-	(7.070)	(7.132)	477.857	480.509
Cassa, conti correnti bancari e titoli											42.634	42.958
Azioni proprie											33.253	29.967
Totale attivo											553.744	553.434
Passività del settore	86.011	88.948	24.378	26.681	29.133	33.570	-	-	(7.825)	(7.493)	131.697	141.706
Finanziamenti											248.250	218.366
Totale passivo											379.947	360.072

ALTRE INFORMAZIONI RELATIVE ALL'ESERCIZIO

	Cleaning 2003	Cleaning 2002	Oleodinamico 2003	Oleodinamico 2002	Industriale 2003	Industriale 2002
Investimenti in immobilizzazioni	13.726	25.413	2.286	2.987	5.225	6.160
Ammortamenti	14.287	12.951	5.019	5.234	6.884	6.863
Altri costi non monetari	423	821	(67)	207	465	511
ROCE di settore*	12,7%	15,2%	21,9%	25,5%	18,5%	23,7%

* = (Risultato operativo di settore/attività del settore meno passività del settore)

Per la Capogruppo che opera in più settori, le attività e le passività sono state allocate omogeneamente ai criteri seguiti per l'allocazione dei ricavi e dei costi che le hanno generate ed in particolare:

- i crediti commerciali sono stati allocati sulla base dei ricavi per vendite, non riscontrandosi significative differenze nei giorni di incasso fra i vari settori;
- per la stessa ragione i debiti commerciali sono stati allocati sulla base del costo per acquisti al netto della variazione delle rimanenze, dei costi per lavorazioni presso terzi, dei consumi energetici e degli altri costi esterni industriali;
- le rimanenze di magazzino sono state allocate sulla base dell'incidenza dei costi diretti ed indiretti di produzione;
- le immobilizzazioni materiali sono state allocate specificatamente per quanto riguarda stabilimenti dedicati alla produzione di un solo settore e sulla base delle ore di produzione riferibili a ciascun settore per stabilimenti che accolgono produzioni relative a più settori. Merita sottolineare che a causa dell'esistenza di diverse linee di produzione non adibite ad un singolo settore, ma utilizzabili alternativamente per più settori a seconda della domanda di mercato, l'attribuzione delle immobilizzazioni materiali e dei relativi ammortamenti è variabile in ogni esercizio a seconda dei livelli produttivi di ciascun settore;
- l'avviamento è stato imputato ai settori sulla base dei ricavi per vendite dei diversi settori al momento dell'acquisizione che lo ha generato;
- i debiti verso il personale ed il TFR sono stati allocati coerentemente con i criteri seguiti per l'allocazione del costo del personale.

Le partecipazioni valutate con il metodo del patrimonio netto nel bilancio consolidato sono così suddivise per settore:

Settore Industriale	Settore Cleaning	Settore Oleodinamico
Transfer Oil S.p.A.	Soteco Benelux BVBA S.p.r.l.	PZB Australia Pty Ltd
General Pump China Inc.	Portotecnica S.A.	
	Western Floor Private Ltd	
	IP Cleaning España S.L.	
	IP Industria e Comercio Ltda	
	Euromop do Brasil Holding Ltda	
	Gansow France S.a.r.l.	

Allegato C

Immobilizzazioni materiali
(Importi espressi in migliaia di euro)

		Valore iniziale	Differenze cambio	Incrementi	Decrementi	Svalutazioni	Riclassifiche	Variazione dell'area di consolidamento	Valore finale
Terreni e fabbricati	Costo	72.039	(709)	1.777	(1.434)	-	56		71.729
	Rivalutazioni	3.630	-	-	-	-	-	-	3.630
	Fondo Ammortamento	16.994	(394)	2.144	(59)	-	(93)	-	18.592
	Fondo Ammortamento rivalutazioni	1.673	-	89	-	-	-	-	1.762
	Valore Netto	57.002	(315)	(456)	(1.375)	-	149	-	55.005
Impianti e macchinari	Costo	64.080	(1.433)	4.684	(917)		818	-	67.232
	Fondo Ammortamento	41.794	(735)	4.889	(779)	94	(12)	-	45.251
	Valore Netto	22.286	(698)	(205)	(138)	(94)	830	-	21.981
Attrezzature industriali e commerciali	Costo	41.731	(1.050)	5.343	(217)	-	703	-	46.510
	Fondo Ammortamento	32.543	(623)	3.829	(147)	-	(101)	(33)	35.468
	Valore Netto	9.188	(427)	1.514	(70)	-	804	33	11.042
Altri beni	Costo	19.482	(993)	1.513	(1.092)	-	(186)	(62)	18.662
	Fondo Ammortamento	13.862	(698)	1.878	(975)	-	(271)	(45)	13.751
	Valore Netto	5.620	(287)	(373)	(117)	-		(17)	4.911
Immobilizzazioni in corso ed acconti	Costo	10.408	(94)	4.075	-	-	(1.833)	-	12.556
	Valore Netto	10.408	(94)	4.075	-	-	(1.833)	-	12.556
Totale immobilizzazioni materiali	Costo	207.740	(4.279)	17.392	(3.660)	-	(442)	(62)	216.689
	Rivalutazioni	3.630	-	-	-	-	-	-	3.630
	Fondo Ammortamento	105.193	(2.450)	12.740	(1.960)	94	(477)	(78)	113.062
	Fondo Ammortamento rivalutazioni	1.673	-	89	-	-	-	-	1.762
	Valore Netto	104.504	(1.821)	4.555	(1.700)	(94)	35	16	105.495

KPMG

Revisione e organizzazione contabile

KPMG S.p.A.
Via Andrea Costa 160
40134 BOLOGNA BO

Telefono 051 4392511
Telefax 051 4392599
e-mail: it-fmauditaly@kpmg.it

Relazione della società di revisione ai sensi dell'art. 156 del D.Lgs. 24 febbraio 1998, n. 58

Agli Azionisti della
Interpump Group S.p.A.

1 Abbiamo svolto la revisione contabile del bilancio consolidato della Interpump Group S.p.A. e società controllate (Gruppo Interpump) chiuso al 31 dicembre 2003. La responsabilità della redazione del bilancio consolidato compete agli amministratori della Interpump Group S.p.A.. E' nostra la responsabilità del giudizio professionale espresso sul bilancio consolidato e basato sulla revisione contabile.

2 Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla Consob. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio consolidato sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio consolidato, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

Per il giudizio relativo al bilancio consolidato dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione da noi emessa in data 18 marzo 2003.

3 A nostro giudizio, il bilancio consolidato del Gruppo Interpump al 31 dicembre 2003 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico del Gruppo.

Bologna, 19 marzo 2004

KPMG S.p.A.

Luca Ferranti
Socio

Relazione sulla gestione di Interpump Group S.p.A. al 31 dicembre 2003

INTERPUMP GROUP S.p.A.
Sede Legale: S. Ilario d'Enza (RE)
Via E. Fermi, 25
Capitale Sociale: € 43.693.780 i.v.
Tribunale di Reggio Emilia - Registro Imprese n° 117217
Codice fiscale 11666900151
Partita IVA 01682900350

Relazione sulla gestione dell'esercizio chiuso al 31 dicembre 2003

L'esercizio al 31 dicembre 2003 si è chiuso con un utile netto di 9,6 milioni di euro (10,3 milioni di euro nel 2002). L'attività di Interpump Group S.p.A. è consistita, come negli esercizi precedenti, oltre che nell'ordinaria attività industriale, nella ricerca dell'ottimizzazione dei flussi finanziari di Gruppo e nell'attività di ricerca e selezione di acquisizioni di partecipazioni con lo scopo di accelerare la crescita del Gruppo, pur nella difficile congiuntura economica internazionale. Dal 1996, anno di quotazione alla Borsa Valori, sono state effettuate undici acquisizioni.

E' stato modificato il trattamento contabile degli ammortamenti anticipati rispetto a quello seguito nello scorso esercizio, adottando il procedimento raccomandato dal principio contabile n. 25 del Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri. Tale trattamento, descritto in nota integrativa, consente di ottenere benefici fiscali senza alterare la corretta rappresentazione del risultato d'esercizio; peraltro tale trattamento consente la distribuzione di una minore quota dell'utile, in quanto è necessario accantonare ad una riserva non distribuibile gli ammortamenti anticipati effettuatati solo in dichiarazione dei redditi.

Nel corso del 2001 sono stati rivalutati gli impianti e i macchinari in applicazione della legge 342/2000. Per effetto delle rivalutazioni effettuate, gli ammortamenti dell'esercizio 2003 sono stati maggiori di 2,4 milioni di euro (2,3 milioni di euro nel 2002). Di conseguenza, al fine di una corretta comprensione del conto economico, occorre rilevare che l'utile operativo dell'esercizio 2003 è inferiore di 2,4 milioni di euro (2,3 milioni di euro nel 2002) a causa della suddetta rivalutazione e l'utile netto dell'esercizio 2003 è stato inferiore di 1,4 milioni di euro al netto dell'effetto fiscale che considera anche il cambiamento dell'aliquota impositiva (1,4 milioni di euro nel 2002).

Inoltre, ai fini della corretta comparazione, si rileva che nel 2003 sono stati incassati dividendi da società controllate per 11 milioni di euro (8,8 milioni di euro nel 2002) e sono state effettuate svalutazioni di partecipazioni per 5,1 milioni di euro (2 milioni di euro nel 2002) per i motivi esposti in nota integrativa.

1 Andamento reddituale

Per i commenti esposti nel seguito facciamo riferimento ai prospetti di bilancio riclassificati inclusi nei prospetti supplementari.

Interpump Group S.p.A. ha realizzato ricavi netti per 59,5 milioni di euro (2002: 61,4 milioni di euro).

L'analisi per settore e per area geografica dei ricavi delle vendite e delle prestazioni, che non includono gli altri ricavi, è esposta in sede di commento di tale voce in nota integrativa.

In particolare il Settore Industriale, ha realizzato un fatturato di 45,3 milioni di euro con una flessione del 2,4% rispetto al precedente esercizio (46,4 milioni di euro).

Il Settore Cleaning ha realizzato un fatturato di 13,5 milioni di euro con una flessione del 5,8% rispetto al fatturato dello scorso esercizio (14,3 milioni di euro).

concessioni di finanziamenti a società controllate per 3,1 milioni di euro. Dalla successiva tabella si può notare la conferma della capacità di generazione di liquidità:

	2003 €/000	2002 €/000
Posizione finanziaria netta iniziale	*(79.045)*	*(85.848)*
Cash flow reddituale generato	10.195	11.326
Diminuzione (aumento) del capitale circolante netto operativo	(5.716)	(870)
Investimenti in immobilizzazioni materiali e costi sospesi nelle immobilizzazioni immateriali al netto delle dismissioni	(3.180)	(2.750)
Dividendi distribuiti	(23.392)	(7.641)
Aumento di capitale per stock option	369	718
Acquisizioni di partecipazioni al netto delle dismissioni	(20.160)	(3.949)
Acquisto azioni proprie	(3.286)	(4.241)
Dividendi incassati	11.279	9.132
Rimborsi (Erogazione) di finanziamenti concessi a società controllate	37.718	4.464
Altre variazioni	(17)	614
Posizione finanziaria netta finale	*(75.235)*	*(79.045)*

4 Rapporti con le società controllate e collegate

La società opera anche attraverso società controllate e collegate con le quali intrattiene rapporti commerciali e finanziari. Nella tabella riportiamo il dettaglio di detti rapporti (importi espressi in €/000):

	Crediti		Ricavi	
	31/12/2003	31/12/2002	31/12/2003	31/12/2002
Società controllate:				
General Pump Inc.	2.244	737	11.866	14.075
Interpump Cleaning S.p.A.	3.787	3.930	7.981	8.031
Interclean Assistance S.A.	(14)	-	341	302
Unielectric S.p.A.	46	43	112	105
Muncie Inc.	-	1	40	48
General Technology S.r.l.	5	1	1	29
Interpump Engineering S.r.l.	1	1	47	27
IP Gansow GmbH	-	50	-	23
Hydrocar Roma S.r.l.	9	11	22	19
Interpump Hydraulics Asia Pte Ltd *	-	5	-	9
SIT S.p.A.	2	-	16	3
PZB S.p.A.	6	178	7	2
Soteco S.p.A.	41	54	-	-
Teknova S.r.l.	-	17	-	-
Euromop S.p.A.	-	9	-	-
IP Floor S.p.A.	-	1	-	-
Ready System S.r.l.	-	1	-	-

	Finanziamenti concessi		Interessi attivi	
	31/12/2003	31/12/2002	31/12/2003	31/12/2002
Società controllate:				
Interpump Hydraulics S.p.A.	-	13.960	201	-
Interpump Cleaning S.p.A.	-	14.590	610	793
PZB S.p.A.	-	5.000	156	383
Muncie Power Products Inc.	-	3.375	41	105
IP Gansow GmbH	500	2.000	-	-
Teknova S.r.l.	150	1.000	48	7
Soteco S.p.A.	-	816	26	36
Unielectric S.p.A.	-	363	-	-
Pulex S.r.l.	277	223	-	-
Hydrocar S.r.l.	-	85	-	-
General Technology S.r.l.	1.000	-	1	-
IP Cleaning Holding S.r.l.	150	-	-	-
IP Cleaning España S.L.	1.000	-	19	
General Pump Inc.	-	-	-	148
Euromop S.p.A.	-	-	-	3
IP Floor S.p.A.	-	-	-	13
Totale	3.077	41.412	1.102	1.488

Nel corso del 2003 sono stati rimborsati la maggior parte dei finanziamenti infragruppo a seguito dell'acquisizione di finanziamenti nelle società controllate non garantiti dalla Capogruppo , che hanno utilizzato la loro autonoma capacità di ricorso al credito.

I finanziamenti sono stati erogati alle seguenti condizioni:

- IP Cleaning España: Euribor +1;
- Teknova: Euribor +1;
- General Technology: Euribor + 0,75

I finanziamenti a IP Cleaning Holding S.r.l., IP Gansow GmbH e Pulex S.r.l. sono infruttiferi di interessi.

I finanziamenti infruttiferi derivano da accordi contrattuali fra soci al momento dell'acquisizione della società da parte di Interpump Group S.p.A. (finanziamenti a Pulex S.r.l.) e da accordi con le società controllate al 100% IP Gansow GmbH e IP Cleaning Holding S.r.l., per i finanziamenti ad esse riferiti.

Interpump Group S.p.A. aveva inoltre implementato una procedura di cash-pooling con alcune società controllate al fine di migliorare l'efficienza della gestione della tesoreria. A fine esercizio si è deciso di chiudere tale procedura per l'eccessiva onerosità comparata con i vantaggi connessi. Gli effetti prodotti da tale procedura sono stati i seguenti (importi espressi in €/000):

La società ha iniziato il processo di transazione agli IAS/IFRS (Principi Contabili Internazionali) da aprile 2003. Le attività sono consistite nell'analisi delle differenze fra i principi contabili attualmente adottati ed i principi contabili internazionali, nella redazione del nuovo manuale di consolidamento e del reporting package, nonché nel training al personale amministrativo ed al management delle società del Gruppo. Il processo è in fase avanzata e si prevede di completarlo in tempo utile per le scadenze dettate dalla normativa approvata. Le principali aree di bilancio interessate dall'applicazione dei principi contabili internazionali sono gli schemi di bilancio, le note esplicative, il trattamento delle azioni proprie, la contabilizzazione degli strumenti finanziari derivati, il trattamento di fine rapporto e le immobilizzazioni immateriali. Inoltre si rileva che, in caso di approvazione dei progetti di cambiamento in essere, l'avviamento non sarà più soggetto ad ammortamento e dovrà essere valutata la sua ricuperabilità.

Vi informiamo che la Vostra Società ha redatto il documento programmatico sulla sicurezza ai sensi della Legge 675/96 e DPR 318/99 e lo stesso è inserito nella procedura sulla privacy. Tale documento sarà soggetto, nel mese di maggio 2004, a revisione ai sensi dall'allegato B. del D.Lgs 196/03 "Testo unico sulla privacy", recante *disposizioni sulle modalità tecniche da adottare in caso di trattamento di dati sensibili* con strumenti elettronici. Sarà, inoltre, successivamente redatta una relazione sulle misure di sicurezza adottate da Interpump Group S.p.A. che verrà allegata alla relazione di bilancio dell'anno 2004.

6 Fatti di rilievo dopo la chiusura dell'esercizio

Il consiglio di amministrazione dello scorso 22 gennaio ha approvato un piano di razionalizzazione societaria del Gruppo che prevede la cessione od il conferimento delle partecipazioni in Soteco S.p.A., Euromop S.p.A., Unielectric S.p.A., SIT S.p.A. ad Interpump Cleaning S.p.A.. Il piano ha l'obiettivo di portare sotto Interpump Cleaning S.p.A., tutte le società del Settore Cleaning e le società del Gruppo fornitrici di quel settore.

Per ulteriori eventi successivi al 31 dicembre 2003 si fa espresso riferimento alla Relazione sulla gestione a corredo del bilancio consolidato.

7 Evoluzione prevedibile della gestione

Sulla base dell'andamento dei primi mesi, la società prevede un esercizio soddisfacente per l'anno 2004.

Il management continua a porre sempre maggiore attenzione al contenimento dei costi, sia attraverso un loro attento controllo che attraverso lo sfruttamento delle sinergie fra le diverse società del gruppo. Inoltre, particolare attenzione sarà posta, ancor più che nel passato, alle nuove applicazioni delle nostre pompe ad alta ed altissima pressione in modo da essere sempre in grado di soddisfare le necessità della clientela.

8 Proposte all'Assemblea

Come rilevato nella nota integrativa nell'esercizio si è provveduto a costituire la Riserva ammortamenti anticipati pari a 3.222.757,57 euro, corrispondente agli ammortamenti anticipati al 31/12/2002 e, a tale data, non ancora riversati. Inoltre è

Bilancio d'esercizio al 31 dicembre 2003
di Interpump Group S.p.A.

INTERPUMP GROUP S.p.A.
Sede Legale: S. Ilario d'Enza (RE)
Via E. Fermi, 25
Capitale Sociale: € 43.693.780 i.v.
Tribunale di Reggio Emilia - Registro Imprese n° 117217
Codice fiscale 11666900151
Partita IVA 01682900350

STATO PATRIMONIALE

ATTIVO

(importi in euro)	*31/12/2003*	*31/12/2002*
Immobilizzazioni		
Immobilizzazioni immateriali		
Costi di impianto e di ampliamento	-	350
Costi di ricerca, sviluppo e di pubblicità	1.974.415	1.618.384
Diritti di brevetto industriale e diritti di utilizzazione delle opere dell'ingegno	6.876	17.767
Concessioni, licenze, marchi e diritti simili	144.457	205.499
Avviamento	32.505.900	35.091.523
Immobilizzazioni in corso ed acconti	50.458	35.552
Altre	216.224	248.162
Totale	*34.898.330*	*37.217.237*
Immobilizzazioni materiali		
Terreni e fabbricati	8.304.921	7.613.518
Impianti e macchinario	7.549.433	7.662.385
Attrezzature industriali e commerciali	1.061.765	462.245
Altri beni	432.099	235.569
Immobilizzazioni in corso ed acconti	95.287	536.137
Totale	*17.443.505*	*16.509.854*
Immobilizzazioni finanziarie		
Partecipazioni in:		
Imprese controllate	96.911.154	81.578.251
Imprese collegate	4.809.152	4.809.152
Altre imprese	483.233	488.862
Totale partecipazioni	*102.203.539*	*86.876.265*
Crediti:		
Verso imprese controllate		
Esigibili entro dodici mesi	-	1.402.878
Esigibili oltre dodici mesi	3.076.827	40.009.428
Verso altri		
Esigibili entro dodici mesi	118.674	219.070
Totale crediti finanziari	*3.195.501*	*41.631.376*
Altri titoli		
Azioni proprie		
(per un valore nominale complessivo di € 3.769.023 nel 2003)	29.732.543	29.967.020
Totale immobilizzazioni finanziarie	*135.131.583*	*158.474.661*
Totale immobilizzazioni	*187.473.418*	*212.201.752*

STATO PATRIMONIALE

PASSIVO

(importi in euro)	*31/12/2003*	*31/12/2002*
Patrimonio netto		
Capitale sociale	43.446.650	43.077.840
Riserva da sovrapprezzo delle azioni	14.757.236	29.846.239
Riserva di rivalutazione	8.307.534	8.307.534
Riserva legale	8.746.400	8.746.400
Riserva per azioni proprie in portafoglio	33.252.641	29.967.020
Riserva straordinaria	360.657	2.616.685
Riserva per ammortamenti anticipati	2.994.830	-
Utile (perdita) dell'esercizio	9.536.012	10.338.265
Totale patrimonio netto	*121.401.960*	*132.899.983*
Fondo per rischi ed oneri		
Per trattamento di quiescenza ed obblighi simili	111	-
Fondo per imposte	1.474.978	180.734
Altri	221.298	565.180
Totale	*1.696.387*	*745.914*
Trattamento di fine rapporto	*4.174.397*	*3.898.097*
Debiti		
Debiti verso banche		
Esigibili entro dodici mesi	31.000.000	49.924.167
Esigibili oltre dodici mesi	66.000.000	51.000.000
Acconti		
Esigibili entro dodici mesi	27.024	25.229
Debiti verso fornitori		
Esigibili entro dodici mesi	7.761.062	8.378.853
Debiti verso imprese controllate		
Esigibili entro dodici mesi	858.452	2.524.670
Debiti verso imprese collegate		
Esigibili entro dodici mesi	26.892	34.574
Debiti tributari		
Esigibili entro dodici mesi	2.730.287	3.537.557
Esigibili oltre dodici mesi	-	2.380.625
Debiti verso istituti di previdenza e di sicurezza sociale		
Esigibili entro dodici mesi	720.515	704.364
Altri debiti		
Esigibili entro dodici mesi	2.496.607	1.296.167
Esigibili oltre dodici mesi	343.071	752.529
Totale debiti	*111.963.910*	*120.558.735*

CONTO ECONOMICO

(importi in euro)	*31/12/2003*	*31/12/2002*
Valore della produzione		
Ricavi delle vendite e delle prestazioni	59.051.082	61.057.345
Variazioni delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti	(679.643)	(1.015.146)
Incrementi di immobilizzazioni per lavori interni	30.931	24.681
Altri ricavi e proventi	416.979	343.523
Totale	*58.819.349*	*60.410.403*
Costi della produzione		
Per materie prime, sussidiarie, di consumo e merci	18.293.651	17.562.622
Per servizi	10.010.208	10.083.026
Per godimento di beni di terzi	26.592	26.120
Per il personale:		
Salari e stipendi	8.673.829	8.517.922
Oneri sociali	3.045.207	2.977.109
Trattamento di fine rapporto	732.220	728.340
Ammortamenti e svalutazioni:		
Ammortamento delle immobilizzazioni immateriali	3.531.748	3.440.709
Ammortamento delle immobilizzazioni materiali	4.253.487	4.666.486
Svalutazioni dei crediti compresi nell'attivo circolante e delle disponibilità liquide	50.177	44.815
Variazioni delle rimanenze di materie prime, sussidiarie, di consumo e merci	(594.311)	460.337
Oneri diversi di gestione	442.891	489.309
Totale	*48.465.699*	*48.996.795*
Differenza tra valore e costi della produzione	*10.353.650*	*11.413.608*
Proventi ed oneri finanziari		
Proventi da partecipazioni:		
Dividendi da imprese controllate	10.960.464	8.838.252
Dividendi da imprese collegate	318.500	294.000
Credito d'imposta sui dividendi	6.344.417	5.136.892
	17.623.381	14.269.144
Altri proventi finanziari:		
Da crediti iscritti nelle immobilizzazioni:		
Imprese controllate	1.101.797	1.487.902
Altre partecipate	-	1.644
	1.101.797	1.489.546

Nota integrativa al 31 dicembre 2003

1 Premessa e natura dell'attività

Al 31 dicembre 2003 la struttura del Gruppo Interpump è quella esposta nella Relazione sulla gestione a corredo del bilancio consolidato.

La Interpump Group S.p.A. svolge direttamente attività di produzione e vendita di pompe a pistoni ad alta ed altissima pressione e di alcuni componenti delle medesime, di idropulitrici professionali e di idropulitrici per il settore domestico.

L'attività si articola in due settori:

- Settore Industriale: comprende le pompe a pistoni ad alta ed altissima pressione ed i pistoni in ceramica, componenti ritenuti di importanza strategica; queste pompe sono il principale componente delle idropulitrici professionali e sono, inoltre, utilizzate per un'ampia gamma di applicazioni industriali comprendenti la lubrificazione forzata delle macchine utensili, gli impianti di osmosi inversa per la desalinizzazione dell'acqua e le attrezzature per il taglio di materiali solidi.
- Settore Cleaning: comprende le idropulitrici rivolte ad utilizzatori professionali che sono utilizzate per il lavaggio di attrezzature industriali, agricole, di veicoli, imbarcazioni, stalle ecc. e le idropulitrici portatili per uso domestico o hobbistico.

Si rimanda alla Relazione sulla gestione a corredo del bilancio consolidato per un'analisi dell'attività del Gruppo e della natura dell'attività.

Ai sensi del D.Lgs. 24 febbraio 1998, n. 58 il bilancio è stato sottoposto a revisione contabile. La relazione della società di revisione è allegata al fascicolo di bilancio.

Ai sensi dell'art. 25 del D.L. 127/91 ed in considerazione della rilevanza della voce partecipazioni in società controllate, è stato predisposto il bilancio consolidato del Gruppo, presentato contestualmente al bilancio della Capogruppo. Ad esso si rimanda per una più completa informativa sul Gruppo.

2 Criteri di redazione, principi contabili e criteri di valutazione

Il bilancio della Interpump Group S.p.A. è stato redatto secondo i criteri indicati dalla normativa vigente, interpretata ed integrata dai principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri e, ove mancanti, da quelli dell'International Accounting Standards Board (IASB), con l'accordo, ove richiesto, del Collegio Sindacale. Ai fini di una migliore informativa, sono stati esposti il prospetto dei flussi di cassa, il prospetto dei movimenti di patrimonio netto, lo stato patrimoniale e il conto economico riclassificati, inclusi nei Prospetti Supplementari. Il bilancio al 31 dicembre 2003 è stato redatto in euro, mentre la relazione sulla gestione e la nota integrativa sono redatte in migliaia di euro.

I principi contabili adottati, i principali dei quali sono esposti di seguito, non si discostano da quelli utilizzati per la redazione del bilancio al 31 dicembre 2002, presentato a fini comparativi, ad eccezione del trattamento degli ammortamenti anticipati commentato nel seguito.

residua possibilità di utilizzazione. Per i beni acquistati nell'esercizio sono state utilizzate aliquote ridotte del 50%, in quanto gli stessi partecipano mediamente al processo produttivo per metà esercizio.

Al fine di evitare significative interferenze fiscali nel bilancio è stato modificato il trattamento contabile degli ammortamenti anticipati rispetto a quello seguito nello scorso esercizio, adottando il procedimento raccomandato dal principio contabile n. 25 del Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri, nel rispetto di quanto previsto dalla normativa fiscale vigente che consente di trattare gli ammortamenti anticipati esclusivamente quale variazione in diminuzione in sede di dichiarazione dei redditi con conseguente accantonamento di utili per pari importo ad un'apposita riserva di patrimonio netto; vengono inoltre accantonate per competenza le imposte differite legate agli ammortamenti anticipati dedotti solo in sede di dichiarazione dei redditi. Negli esercizi precedenti gli ammortamenti anticipati erano invece imputati a diretta deduzione delle immobilizzazioni materiali alle quali si riferivano. In base al trattamento contabile raccomandato dai principi contabili di riferimento, gli ammortamenti anticipati cumulati al 31/12/2002 sono stati imputati ad una riserva di patrimonio netto denominata "Riserva ammortamenti anticipati". Le imposte differite ad essi relativi sono state accantonate nel Fondo per imposte con prelievo dalla Riserva Straordinaria. Durante l'esercizio 2003 la Riserva ammortamenti anticipati è stata decrementata con imputazione Riserva straordinaria per l'importo degli ammortamenti fiscalmente non deducibili imputati a conto economico e delle maggiori plusvalenze e minori minusvalenze tassabili relative all'alienazione di beni sui quali in passato era stato calcolato l'ammortamento anticipato.

I beni di valore unitario inferiore ad euro 516 sono completamente ammortizzati nell'esercizio nel quale sono acquistati in considerazione della loro limitata rilevanza.

Ai sensi dell'art. 10 della Legge n. 72 del 19 marzo 1983, precisiamo che non vi sono state rivalutazioni monetarie od economiche diverse da quelle sopramenzionate né deroghe ai sensi degli articoli 2423 e 2423 bis del Codice Civile.

Le immobilizzazioni materiali in corso di esecuzione sono valutate al costo e sono ammortizzate a partire dall'esercizio nel quale entrano in funzione.

Le spese di manutenzione e riparazione sono imputate al conto economico nel periodo nel quale vengono sostenute, ovvero capitalizzate se di natura incrementativa del valore o della durata economica del cespite.

Qualora alla data di chiusura dell'esercizio il valore, determinato con la sopradescritta metodologia, risulti durevolmente superiore al valore economico del bene, l'importo viene rettificato attraverso un'apposita svalutazione. Quando non ricorrano più i presupposti di tale svalutazione viene ripristinato in tutto o in parte il valore originario.

Partecipazioni

Le partecipazioni sono valutate con il metodo del costo. Il costo è determinato dal costo di acquisto o di sottoscrizione, incrementato dall'allocazione di una parte del disavanzo di fusione effettuata sulla base di una perizia indipendente.

dedotti i costi di ultimazione, quanto ai prodotti finiti dal presunto valore netto di realizzo.

Qualora si verifichi l'esistenza di materiali obsoleti o di lento rigiro, questi, se significativi, sono svalutati in relazione al loro grado di utilizzo o al presunto valore di realizzo. Qualora vengano meno i motivi di tale svalutazione, viene ripristinato in tutto o in parte il valore originario.

Crediti

I crediti sono iscritti al valore di presunto realizzo mediante l'appostazione di un fondo svalutazione, esposto a diretta deduzione dei crediti stessi.

Il fondo svalutazione crediti è determinato quanto alla quota specifica, sulla base di un'analisi dei singoli crediti di dubbia esigibilità; quanto alla quota generica, sulla base dell'incidenza storica delle perdite su crediti. La quota generica è determinata per tenere conto delle perdite non ancora manifestatesi, che potrebbero sorgere in futuro sull'importo dei crediti iscritti in bilancio.

Ratei e Risconti

Sono calcolati secondo il principio della competenza economica e temporale in applicazione del principio di correlazione dei costi e dei ricavi in ragione dell'esercizio.

Operazioni in valuta estera

Le operazioni in valuta estera sono contabilizzate sulla base dei cambi riferiti alla data in cui sono state effettuate le relative transazioni; la differenza emergente dalla valutazione dei crediti e debiti in valuta al cambio di fine esercizio, qualora dia luogo ad un saldo negativo rispetto ai valori contabili, è accantonata in apposito fondo del passivo denominato fondo oscillazione cambi ed addebitata a conto economico fra gli interessi ed altri oneri finanziari. Qualora invece la differenza di conversione dia luogo ad un saldo positivo rispetto ai valori contabili, non è imputata a conto economico per ottenere benefici fiscali altrimenti non ottenibili.

Operazioni di copertura del rischio di tasso

I contratti di copertura del rischio di tasso d'interesse su finanziamenti sono valutati al costo. La rilevazione dei maggiori o minori interessi passivi rispetto a quelli previsti dal contratto di finanziamento originario sono rilevati per competenza. Il Gruppo ha approvato nel corso del 2003 una procedura di copertura del rischio di tasso e del rischio di cambio. La procedura, approvata dal Consiglio di Amministrazione del 12 novembre 2003, prevede le fattispecie da coprire e gli strumenti finanziari da utilizzare per le suddette coperture. Le opzioni incluse negli strumenti finanziari derivati che non rientrano in una rigorosa logica di copertura, stipulate prima dell'adozione della procedura di copertura dei rischi precedentemente citata, pur facendo parte dello strumento strutturato utilizzato per la copertura del rischio di tasso, sono valutate al mercato.

Le spese per concessioni, licenze e marchi e diritti simili sono costituite principalmente dalle spese di acquisto di licenze per l'utilizzo del software.

L'avviamento è rappresentato dalle quote del disavanzo di fusione pagate a tale titolo e originate dalle operazioni di fusione degli esercizi scorsi ed allocate a tale posta sulla base di una perizia indipendente.

Si segnala che sulle immobilizzazioni immateriali non sono state effettuate rivalutazioni e/o svalutazioni.

Immobilizzazioni materiali

La movimentazione della voce in esame, con la separata indicazione delle rivalutazioni operate in applicazione di leggi speciali ed in occasione dell'allocazione di un disavanzo di fusione, è esposta nell'Allegato 2.

Gli investimenti dell'esercizio sono relativi al normale rinnovo ed ammodernamento degli impianti e delle attrezzature.

Segnaliamo inoltre l'eliminazione dal fondo di ammortamento degli ammortamenti anticipati cumulati al 31/12/2002 pari a €/000 3.223 con imputazione alla Riserva ammortamenti anticipati per le ragioni esposte in sede di commento dei principi contabili.

Immobilizzazioni finanziarie

Partecipazioni

La composizione e la movimentazione sono esposti nell'Allegato 3.

Nel corso dell'esercizio, come già descritto nella Relazione sulla gestione a corredo del bilancio consolidato, sono avvenute le seguenti movimentazioni:

- l'acquisizione del rimanente 20% della controllata Interpump Hydraulics S.p.A., raggiungendo la percentuale di controllo del 100%;
- l'acquisto del 14% della controllata Pulex S.r.l., raggiungendo la percentuale di controllo del 72%;
- l'acquisto del 7,5% della controllata General Technology S.r.l., raggiungendo la percentuale di controllo dell' 85%;
- la vendita del 19% nella partecipata Six S.r.l.;
- il conferimento da parte di Teknova S.r.l. del suo ramo d'azienda ad Interpump Cleaing S.p.A.; a seguito di tale operazione la percentuale di partecipazione di Interpump Group S.p.A. in Interpump Cleaning S.p.A. è scesa all'86,08%. Peraltro, poichè Interpump Group S.p.A. controlla al 100% Teknova S.r.l., mantiene il controllo totalitario di Interpump Cleaning S.p.A.;
- le svalutazioni di partecipazioni descritte di seguito.

In esercizi precedenti sono state effettuate svalutazioni di partecipazioni residue al 31 dicembre 2003, per €/000 25.602 in applicazione di norme tributarie.

	Sede	Capitale sociale	Patrimonio Netto	% di possesso	Valore di carico al 31/12/2003	Valore con il metodo del patrimonio al 31/12/2003	Utile (perdita) dell'esercizio al 31/12/2003
Società collegate:							
Transfer Oil S.p.A.	Colorno (PR)	1.000	3.384	49%	4.809	4.816	949
Totale società collegate					*4.809*	*4.816*	
Totale					*85.967*	*148.666*	

Il capitale sociale di General Pump Companies Inc. è convertito al cambio storico di acquisizione, mentre il patrimonio netto al cambio del 31 dicembre 2003; l'utile dell'esercizio è convertito al cambio medio del 2003, come richiesto dai principi contabili di riferimento.

Non abbiamo ritenuto opportuno svalutare le partecipazioni per le quali la valutazione con il metodo del patrimonio netto è inferiore al valore iscritto in bilancio, in quanto non sussistono i presupposti del concetto di perdita permanente di valore, trattandosi di società in sviluppo con attesa di significativi risultati futuri positivi o di importi non significativi.

La percentuale di possesso in Metalprint S.r.l., classificata nelle altre imprese, è del 19%.

Crediti finanziari

La composizione è la seguente (importi espressi in €/000):

	Saldo 31/12/2003 €/000	Saldo 31/12/2002 €/000
Crediti finanziari verso imprese controllate (il dettaglio è esposto nella relazione sulla gestione)	3.077	41.412
Crediti verso altre imprese:		
Altri crediti finanziari	119	219

Gli altri crediti finanziari sono costituiti prevalentemente da crediti verso l'Erario per l'anticipo IRPEF versato sul trattamento di fine rapporto, in ottemperanza alle disposizioni in materia.

Azioni proprie

Le azioni proprie (iscritte per 29.733 €/000 nelle immobilizzazioni finanziarie e per 3.520 €/000 nell'attivo circolante) sono state acquistate dalla controllante e corrispondono al 31 dicembre 2003 al 9,7% del capitale (n. 8.106.240 azioni). Il valore di carico unitario medio è pari a € 4,10. Sulla base della media dei prezzi medi

Crediti verso clienti

I crediti verso clienti sono così composti:

	31/12/2003	31/12/2002
	€/000	€/000
Crediti verso clienti	4.852	5.013
Fondo svalutazione crediti	(418)	(379)
Crediti netti verso clienti	*4.434*	*4.634*

La movimentazione delle rettifiche di valore è la seguente (importi espressi in €/000):

	Accantonamenti ex art.71	Accantonamenti tassati	Totale
Saldo al 31 dicembre 2002	*115*	*264*	*379*
Accantonamento dell'esercizio	50	-	50
Utilizzo per perdite	(5)	(6)	(11)
Saldo al 31 dicembre 2003	*160*	*258*	*418*

Non vi sono crediti in valuta estera al 31 dicembre 2003.

Crediti verso società del Gruppo

Il dettaglio dei crediti verso società del Gruppo è esposto nella Relazione sulla gestione a corredo del presente bilancio.

Crediti verso altri

Sono così composti :

	31/12/2003	31/12/2002
	€/000	€/000
Crediti verso erario per imposte sul reddito	1.918	314
Crediti verso erario per IVA	30	12
Imposte differite attive	2.333	939
Crediti verso altri	162	130
Totale crediti verso altri	*4.443*	*1.395*

I crediti per imposte anticipate (imposte differite attive) si riferiscono agli effetti fiscali futuri su accantonamenti per i quali non si sono ancora manifestate le condizioni per la loro deducibilità fiscale.

	€/000
Interpump Hydraulics S.p.A.	1.131
Euromop S.p.A.	7.537
Soteco S.p.A.	4.891
Interpump Cleaning S.p.A.	6.963
Pulex S.r.l.	1.349
Teknova S.r.l.	555
General Technology S.r.l.	7.878
Totale	30.304

Come rilevato in precedenza, l'interferenza fiscale degli ammortamenti anticipati è stata eliminata nel 2003 contro le riserve.

Gli effetti della suddetta interferenza sono stati eliminati nel bilancio consolidato.

Capitale sociale

Il capitale sociale è interamente versato ed ammonta al 31 dicembre 2003 a €/000 43.447 diviso in n. 83.551.250 azioni ordinarie da € 0,52.

Nel corso dell'esercizio sono stati esercitati diritti di opzione in esecuzione del piano di stock option, che hanno comportato un aumento di capitale per €/000 369.

Relativamente ai piani di stock option si fa riferimento alla Relazione sulla gestione, presentata a corredo del bilancio consolidato.

L'Assemblea Straordinaria del 20 dicembre 1999 ha approvato l'aumento di capitale a pagamento per massime complessive €/000 884 mediante emissione di massime n. 1.700.000 azioni ordinarie del valore nominale di € 0,52 che saranno offerte ad un prezzo pari al valore nominale a dipendenti di Interpump Group S.p.A. e società controllate. Al 31 dicembre 2003 sono state sottoscritte n. 1.224.750 azioni. Nel febbraio 2004 sono state sottoscritte altre 475.250 azioni, chiudendo il piano di stock option.

Si rimanda al prospetto dei movimenti di patrimonio netto per gli altri movimenti del medesimo.

Fondi per rischi ed oneri

Per imposte

Riguardo alla situazione fiscale si segnala che risultano definiti ai fini delle imposte dirette gli esercizi fino al 1997 ed ai fini IVA tutti gli esercizi fino al 1998 e che non esistono contenziosi con le autorità fiscali. La società ha presentato domanda di integrativa semplice per gli anni dal 1997 al 2001.

ed è rimborsabile in tre rate costanti all'8/01/2006, 2007 e 2008. Sono stati stipulati contratti di copertura del rischio di tasso in relazione all' importo di €/000 20.000.

Nel corso del 2003 è stato inoltre sottoscritto un finanziamento di 6.000 €/000, non assistito da garanzie reali, con il CREDEM a tasso Euribor + 0,50 rimborsabile nel dicembre 2006.

Si segnala che nel dicembre 2003 è stata rimborsata l'ultima quota para a 34.431 €/000 del finanziamento erogato da pool di banche con capofila la Banco Popolare di Verona e Novara.

Debiti verso fornitori

Sono così composti:

	31/12/2003	31/12/2002
	€/000	€/000
Fornitori	6.598	7.282
Fatture da ricevere	1.163	1.096
Totale	*7.761*	*8.378*

I debiti in valuta al 31 dicembre 2003 ammontano a $ 24.845.

Debiti verso società del Gruppo

Il dettaglio dei debiti verso società del Gruppo è esposto nella Relazione sulla gestione a corredo del presente bilancio.

Debiti tributari

Sono così composti:

	31/12/2003	31/12/2002
	€/000	€/000
Imposta sostitutiva su plusvalenze	2.381	4.761
Erario per imposte sul reddito	-	807
Erario per IRPEF sostituto d'imposta	349	350
Totale debiti tributari	*2.730*	*5.918*

L'imposta sostitutiva su plusvalenze si riferisce alla plusvalenza realizzata a seguito della cessione delle partecipazioni in Officine Meccaniche Faip S.r.l., Portotecnica S.p.A. e Sirio S.r.l. ad Interpump Cleaning S.p.A.

Altri debiti

Sono così composti:

La fideiussione rilasciata a favore della società controllata si riferisce alla fudejussione rilasciata a favore di IP Gansow GmbH, a garanzia di un finanziamento bancario.

Segnaliamo inoltre i seguenti impegni per acquisto di quote di minoranza di partecipazioni già controllate, sulla base dei risultati conseguiti dalle società medesime:

Società	Percentuale da acquisire	Tempistica
Pulex S.r.l.	28%	Approvazione bilanci 2003/2004
General Technology S.r.l..	7,5%	Approvazione bilancio 2003
Sit S.p.A.	5%	Approvazione bilancio 2003

CONTO ECONOMICO

Prima di procedere all'analisi delle singole voci, si rammenta che i commenti sull'andamento generale dei costi e dei ricavi sono esposti, a norma del comma 1° dell'art. 2428 del Codice Civile, nell'ambito della relazione sulla gestione. Inoltre l'analitica esposizione dei componenti positivi e negativi di reddito nel Conto Economico ed i precedenti commenti alle voci dello stato patrimoniale consentono di limitare alle sole voci principali i commenti esposti nel seguito.

Valore della produzione

Ricavi delle vendite e delle prestazioni

Sono così riepilogati :

	31/12/2003	%	31/12/2002	%
	€/000		*€/000*	
Per settore di business:				
Settore Industriale	45.260	77	46.369	76
Settore Cleaning	13.464	23	14.287	23
Ricavi e proventi diversi	327	-	401	1
Totale	*59.051*	*100*	*61.057*	*100*
Per area geografica:				
Italia	19.618	33	19.857	32
Resto d'Europa	15.878	27	15.791	26
Resto del Mondo	23.555	40	25.409	42
Totale	*59.051*	*100*	*61.057*	*100*

I ricavi e proventi diversi sono rappresentati da ricavi per consulenze a società controllate.

Ai sensi dell'art. 32 del Regolamento di attuazione del D.L. 24 febbraio 1998 n. 58 concernente la disciplina degli emittenti titoli quotati, il dettaglio nominativo dei compensi degli amministratori, del direttore generale e dei sindaci è il seguente (importi espressi in €/000):

Cariche amministratore o sindaco	*Interpump Group S.p.A.*	*Società controllate*	*Totale*
	€/000	€/000	€/000
Amministratori:			
Sergio Erede	83	-	83
Giovanni Cavallini	1.173	39	1.212
Fulvio Monticò	513	362	875
Francesco Loredan (dimissionario)	17	-	17
Paolo Pomè (dimissionario)	21	-	21
Pierleone Ottolenghi (dimissionario)	21	-	21
Marco Reboa	37	-	37
Giancarlo De Martis	9	-	9
Giuseppe Ferrero	8	-	8
Roberto Tunioli	10	-	10
Totale	*1.892*	*401*	*2.293*
Sindaci:			
Enrico Cervellera	47	-	47
Maurizio Salom	32	-	32
Antonio Zini	32	72	104
Totale	*111*	*72*	*183*

I compensi di amministratore del Dott. Montipò includono 384 €/000 di competenza 2003 relativi al patto di non concorrenza commentato nella relazione sulla gestione presentata a corredo del bilancio consolidato, dei quali 160 €/000 si riferiscono alla parte fissa di tale compenso, pagata nel 2001 e 224 €/000 relativi alla parte variabile del compenso relativo al patto di non concorrenza che sarà pagata alla scadenza del mandato. I compensi di amministratore dell'Ing. Cavallini includono 343 €/000 di competenza 2003 relativi al "premio di fedeltà" commentato nella relazione sulla gestione presentata a corredo del bilancio consolidato. Nel 2003 l'Ing. Cavallini ha percepito €/000 53 per un rapporto di lavoro dipendente con società controllate (€/000 52 nel 2001); il Dott. Montipò ha inoltre percepito €/000 64 per lo stesso motivo (€/000 64 nel 2002). Il Direttore Generale l'Ing. Giuseppe Bava ha percepito nel 2003 un compenso di 185 €/000 (182 €/000 nel 2002).

Per quanto riguarda i compensi percepiti sotto forma di stock option, si fa riferimento alla Relazione sulla gestione, presentata a corredo del bilancio consolidato.

Proventi e oneri finanziari

Proventi da partecipazioni

I dividendi incassati da imprese controllate sono così composti:

	31/12/2003	31/12/2002
	€/000	€/000
Unielectric S.p.A.	140	-
Euromop S.p.A.	765	510
SIT S.p.A.	169	168
Soteco S.p.A.	3.200	4.466
Interpump Hydraulics S.p.A.	6.250	3.199
Pulex S.r.l.	437	495
Totale	*10.961*	*8.838*

Proventi finanziari da crediti iscritti nelle immobilizzazioni

Ammontano a €/000 1.102 contro €/000 1.490 dell'esercizio precedente e sono relativi quasi interamente a interessi attivi su finanziamenti a società controllate.

Altri proventi finanziari

	31/12/2003	31/12/2002
	€/000	€/000
Utile su cambi	6	418
Interessi attivi bancari	328	500
Interessi attivi su rimborsi imposte	10	16
Interessi attivi verso imprese controllate (cash-pooling)	26	-
Altri	6	6
Totale	*376*	*940*

Al 31/12/02 l'utile su cambi si riferiva all'utile conseguente all'estinzione alla scadenza naturale del contratto di copertura di un finanziamento in US dollari concesso ad una controllata statunitense.

Interessi ed altri oneri finanziari

Gli oneri finanziari sono così analizzabili:

	31/12/2003	31/12/2002
	€/000	€/000
IRPEG	8.447	8.792
IRAP	1.146	1.197
Totale imposte correnti	9.593	9.989
Imposte differite (anticipate)	(1.332)	(720)
Totale imposte	*8.261*	*9.269*

Le imposte differite sono composte da 1.864 €/000 di imposte differite attive e da 532 €/000 da imposte differite passive. Le imposte differite attive sono relative alle differenze temporali originate dalla ripresa a tassazione dei 4/5 della svalutazione di General Technology, come previsto dalla normativa più recente, che saranno dedotte negli esercizi successivi, dal riversamento delle imposte differite stanziate su anticipati effettuati in esercizi precedenti, al patto di non concorrenza con un amministratore e al "premio di fedeltà" con l'amministratore delegato commentati precedentemente. Le imposte differite passive sono relative al riversamento di 1/5 delle imposte differite attive stanziate l'esercizio precedente sulla svalutazione della General Technology, al riversamento delle imposte differite attive stanziate sulla parte fissa del patto di non concorrenza, e all'accantonamento al fondo imposte per l'ammontare degli ammortamenti anticipati del periodo che verranno effettuati solo in dichiarazione dei redditi.

Eventi successivi

Non si sono al momento verificati eventi occorsi in data successiva al 31 dicembre 2003 tali da rendere l'attuale situazione patrimoniale - finanziaria sostanzialmente diversa da quella risultante dallo stato patrimoniale a tale data o da richiedere rettifiche od annotazioni integrative al bilancio.

Si fa riferimento alla Relazione sulla gestione, presentata a corredo del bilancio consolidato per i fatti di rilievo avvenuti dopo la chiusura dell'esercizio ed alla Relazione sulla gestione presentata a corredo del bilancio civilistico per il piano di razionalizzazione societaria del Gruppo.

Allegato 2

Prospetto di movimentazione delle immobilizzazioni materiali e dei relativi ammortamenti cumulati (importi espressi in €/000):

		Valore iniziale	Incrementi	Decrementi	Storno ammortamenti anticipati al 31/12/02	Riclassifiche	Valore finale
Terreni e fabbricati	Costo	11.658	19	-	-	-	11.677
	Rivalutazioni	699	-	-	-	-	699
	Fondo Ammortamento	4.469	344	-	(979)	-	3.834
	Fondo Ammortamento Rivalutazioni	274	21	-	(58)	-	237
	Valore Netto	7.614	(346)	-	1.037	-	8.305
Impianti e macchinari	Costo	15.454	1.043	(76)	-	627	17.048
	Rivalutazione	10.257	-	-	-	-	10.257
	Fondo Ammortamento	13.353	908	(73)	(1.439)	-	12.748
	Fondo Ammortamento Rivalutazione	4.696	2.363	-	(53)	-	7.006
	Valore Netto	7.662	(2.228)	(3)	1.492	627	7.550
Attrezzature industriali e commerciali	Costo	6.359	538	(3)	-	125	7.019
	Fondo Ammortamento	5.897	429	(3)	(366)	-	5.957
	Valore Netto	462	109	-	366	125	1.062
Altri beni	Costo	2.057	60	(122)	-	-	2.239
	Fondo Ammortamento	1.821	188	(118)	(328)	-	1.563
	Valore Netto	236	(128)	(4)	328	-	432
Immobilizzazioni in corso ed acconti	Costo	536	311	-	-	(752)	95
	Valore Netto	536	311	-	-	(752)	95
Totale immobilizzazioni materiali	Costo	36.064	1.971	(201)	-	-	37.834
	Rivalutazioni	10.956	-	-	-	-	10.956
	Fondo Ammortamento	25.540	1.869	(194)	(3.112)	-	24.103
	Fondo Ammortamento Rivalutazioni	4.970	2.384	-	(111)	-	7.243
	Valore Netto	16.510	(2.282)	(7)	3.223	-	17.444

Prospetti supplementari

Rendiconto Finanziario

Prospetto dei movimenti nei conti di patrimonio netto

Stato patrimoniale riclassificato

Conto economico riclassificato

RENDICONTO FINANZIARIO

(importi in migliaia di euro)	*31/12/2003*	*31/12/2002*
Utile netto del periodo	9.536	10.338
Componenti reddituali non monetarie :		
Ammortamenti delle immobilizzazioni materiali e immateriali	7.785	8.106
Variazioni del TFR	276	348
Variazione fondo imposte differite e crediti per imposte anticipate	(1.333)	(719)
Variazione altri fondi	152	415
Svalutazione di partecipazioni	5.122	1.998
Perdita su cambi su finanziamenti concessi in valuta	221	-
Minusvalenze (Plusvalenze) nette da alienazioni	(285)	(28)
Dividendi incassati	(11.279)	(9.132)
Cash flow generato dalla gestione reddituale	*10.195*	*11.326*
Impieghi per finanziare il capitale circolante netto operativo	(5.716)	(870)
Cash flow operativo generato	*4.479*	*10.456*
Attività di investimento		
Incremento delle immobilizzazioni materiali	(1.970)	(1.436)
Incremento immobilizzazioni immateriali	(1.249)	(1.343)
Acquisizioni nette di partecipazioni	(20.455)	(3.720)
Variazione del debito per acquisto partecipazioni	-	(258)
Prezzo incassato da cessioni di partecipazioni	295	28
Acquisto di azioni proprie	(3.286)	(4.241)
Prezzo incassato dalla cessione di immobilizzazioni	39	29
Altre variazioni	(17)	615
Totale cash flow impiegato da attività di investimento	*(26.643)*	*(10.326)*
Attività di finanziamento		
Acquisizioni (rimborsi) di finanziamenti a medio -lungo termine	(3.924)	16.457
Incasso (Incremento) di crediti finanziari e a medio-lungo termine	(100)	(21)
Finanziamenti rimborsati (erogati) da (a) società controllate	36.401	3.502
Aumento di capitale	369	718
Dividendi incassati	11.279	9.132
Dividendi pagati	(23.392)	(7.641)
Totale cash flow ottenuto (utilizzato) dall'attività di finanziamento	*20.633*	*22.147*
Cash flow generato (impiegato)	(1.531)	22.277

PROSPETTO DEI MOVIMENTI NEI CONTI DI PATRIMONIO NETTO

(Importi in migliaia di euro)

	Capitale sociale	Riserva legale	Riserva da sovrapprezzo azioni	Riserva di rivalutazione	Riserva per azioni proprie in portafoglio	Riserva ammortamenti anticipati	Riserva straordinaria	Utile dell'esercizio	Totale
Saldi al 31 dicembre 2001	*42.778*	*8.687*	*29.488*	*8.307*	*25.726*	-	*4.951*	*9.548*	*129.485*
Aumento di capitale sottoscritto in data 18/01/2002 per stock option	71	-	280	-	-	-	-	-	351
Aumento di capitale sottoscritto in data 28/02/2002 per stock option	74	-	-	-	-	-	-	-	74
Distribuzione dividendi	-	-	-	-	-	-	-	(7.641)	(7.641)
Allocazione dell'utile residuo	-	-	-	-	-	-	1.907	(1.907)	-
Delibera dell'Assemblea del 16/04/2002	-	60	(60)	-	-	-	-	-	-
Aumento di capitale sottoscritto in data 19/04/2002 per stock option	12	-	46	-	-	-	-	-	58
Aumento di capitale sottoscritto in data 31/05/2002 per stock option	120	-	-	-	-	-	-	-	120
Aumento di capitale sottoscritto in data 18/10/2002 per stock option	23	-	92	-	-	-	-	-	115
Incremento riserva azioni proprie in portafoglio	-	-	-	-	4.241	-	(4.241)	-	-
Utile netto del periodo	-	-	-	-	-	-	-	10.338	10.338
Saldi al 31 dicembre 2002	*43.078*	*8.747*	*29.846*	*8.307*	*29.967*	-	*2.617*	*10.338*	*132.900*
Costituzione riserva ammortamenti anticipati in data 01/01/03	-	-	-	-	-	3.223	(1.233)	-	1.990
Aumento di capitale sottoscritto in data 28/02/2003 per stock option	122	-	-	-	-	-	-	-	122
Distribuzione dividendo ordinario	-	-	-	-	-	-	-	(8.304)	(8.304)
Allocazione dell'utile residuo	-	-	-	-	-	-	2.034	(2.034)	-
Aumento di capitale sottoscritto in data 31/05/2003 per stock option	247	-	-	-	-	-	-	-	247
Distribuzione dividendo straordinario	-	-	(15.089)	-	-	-	-	-	(15.089)
Incremento riserva azioni proprie in portafoglio	-	-	-	-	3.286		(3.286)	-	-
Riversamento ammortamenti anticipati al 31/12/2003	-	-	-	-	-	(228)	228	-	-
Utile netto del periodo	-	-	-	-	-	-	-	9.536	9.536
Saldi al 31 dicembre 2003	*43.447*	*8.747*	*14.757*	*8.307*	*33.253*	*2.995*	*360*	*9.536*	*121.402*

CONTO ECONOMICO RICLASSIFICATO

(importi in migliaia di euro)	*31/12/2003*		*31/12/2002*	
Ricavi netti	59.468		61.401	100,0%
Acquisti, al netto delle variazioni nelle rimanenze finali	(18.379)		(19.040)	
Margine lordo industriale	*41.089*	*69,1%*	*42.361*	*69,0%*
Costo del personale	(12.420)		(12.198)	
Altri costi operativi	(10.530)		(10.644)	
Margine operativo lordo	*18.139*	*30,5%*	*19.519*	*31,8%*
Ammortamenti operativi	(5.199)		(4.964)	
Utile operativo	*12.940*	*21,8%*	*14.555*	*23,7%*
Ammortamento dell'avviamento	(2.586)		(2.585)	
Effetto ammortamenti anticipati	-		(557)	
Dividendi e crediti d'imposta	17.623		14.269	
Proventi (oneri) finanziari netti	(3.975)		(3.023)	
Sconti finanziari concessi a clienti	(1.261)		(1.242)	
Svalutazione di partecipazioni	(5.122)		(1.998)	
Proventi (oneri) straordinari netti	178		188	
Utile di esercizio prima delle imposte	*17.797*		*19.607*	
Imposte sul reddito	(8.261)		(9.269)	
Utile netto dell'esercizio	*9.536*		*10.338*	

4. La società di revisione KPMG S.p.A. ha rilasciato in data 19 marzo 2004 la relazione ai sensi dell'art. 156 D. Lgs 58/98 in cui attesta che il bilancio di esercizio e quello consolidato rappresentano in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico della società e del Gruppo. La relazione contiene i seguenti richiami di informativa :

- la società redige anche il bilancio consolidato;
- è stato modificato il criterio di contabilizzazione degli ammortamenti anticipati (vedi n. 1 sopra);
- sono state effettuate svalutazioni di partecipazioni per fini fiscali.

Tali fatti sono illustrati nelle relazioni degli amministratori.

Il Collegio non ha osservazioni a riguardo, trattandosi di richiami di informativa già contenuta nella nota integrativa e comunque semplicemente formali.

5. Al Collegio Sindacale non sono pervenute denuncie ai sensi dell'art. 2408 c.c.

6. Al Collegio Sindacale non sono pervenuti esposti.

7. La società ha conferito alla KPMG S.p.A. ulteriori incarichi relativi al sistema informativo e agli IAS per complessivi € (000) 112.

8. Sono stati conferiti incarichi alla filiale tedesca della KPMG S.p.A. relativi a una potenziale acquisizione per € (000) 186.

9. Il Collegio ha rilasciato pareri relativamente ai compensi ex art. 2389 n. 2 c.c. e ha espresso il proprio consenso all'iscrizione di costi di ricerca per € (000) 1.117.

10. Sono state tenute n. 5 riunioni del Collegio Sindacale e n. 9 riunioni del Consiglio di Amministrazione, a cui il Collegio ha sempre assistito; il Collegio ha altresì partecipato a n. 6 riunioni del Comitato per il Controllo Interno e alle assemblee della società .

11. Il Collegio Sindacale ha preso conoscenza e vigilato, per quanto di propria competenza, sul rispetto dei principi di corretta amministrazione, tramite osservazioni dirette, raccolta di informazioni dai responsabili delle funzioni ed incontri con i responsabili della Società di revisione ai fini del reciproco scambio di dati e informazioni rilevanti.

    Non vi sono rilievi a questo proposito.

12. Il Collegio Sindacale ha altresì preso conoscenza e vigilato, per quanto di propria competenza, sull'adeguatezza della struttura organizzativa della Società non riscontrando nulla da segnalare .

13. Il Collegio Sindacale ha vigilato sulla rispondenza del sistema di controllo interno della Società, verificando le attività e le procedure di controllo in essere e confermandone l'adeguatezza.

KPMG

Revisione e organizzazione contabile

KPMG S.p.A.
Via Andrea Costa 160
40134 BOLOGNA BO

Telefono 051 4392511
Telefax 051 4392599
e-mail: it-fmauditaly@kpmg.it

Relazione della società di revisione ai sensi dell'art. 156 del D.Lgs. 24 febbraio 1998, n. 58

Agli Azionisti della
Interpump Group S.p.A.

1 Abbiamo svolto la revisione contabile del bilancio d'esercizio della Interpump Group S.p.A. chiuso al 31 dicembre 2003. La responsabilità della redazione del bilancio compete agli amministratori della Interpump Group S.p.A.. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2 Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla Consob. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio d'esercizio sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

Per il giudizio relativo al bilancio dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione da noi emessa in data 18 marzo 2003.

3 A nostro giudizio, il bilancio d'esercizio della Interpump Group S.p.A. al 31 dicembre 2003 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico della società.

4 Esponiamo i seguenti richiami dell'informativa contenuta nella nota integrativa:

4.1 La società detiene partecipazioni di controllo e, in ottemperanza alla vigente normativa, ha redatto il bilancio consolidato di gruppo. Tale bilancio consolidato rappresenta un'integrazione del bilancio d'esercizio ai fini di un'adeguata informazione sulla situazione patrimoniale, finanziaria ed economica della società e del gruppo. Il bilancio consolidato è stato da noi esaminato e lo stesso, con la relativa relazione della società di revisione, viene presentato contestualmente al bilancio d'esercizio.

4.2 La società ha modificato nell'esercizio 2003 il metodo di contabilizzazione degli ammortamenti anticipati effettuati nei limiti consentiti dalla normativa fiscale ed eccedenti gli ammortamenti economico-tecnici. Le motivazioni di tale cambiamento ed i relativi effetti sul bilancio di esercizio sono indicati nella nota integrativa.

4.3 Nell'esercizio 2003 ed in precedenti esercizi la società ha effettuato svalutazioni di alcune partecipazioni in società controllate nei limiti consentiti dalla normativa fiscale, pur non rappresentando tali svalutazioni perdite permanenti di valore. La metodologia di rilevazione contabile e gli effetti di tale interferenza fiscale sul bilancio d'esercizio sono indicati nella nota integrativa.

Bologna, 19 marzo 2004

KPMG S.p.A.

Luca Ferranti

Luca Ferranti
Socio